FILED PURSUANT TO RULES 424(b)(5) AND 424(b)(7)
REGISTRATION NO. 333-184456

PROSPECTUS    SUPPLEMENT

(To prospectus dated November 1, 2012)

10,576,623 Shares

Acadia Healthcare Company, Inc.

Common Stock

We are selling 7,000,000 shares of our common stock, and the selling stockholders are selling 3,576,623 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. Certain of the selling stockholders are members of our senior management. See “Selling Stockholders” beginning on page S-35 of this prospectus supplement.

Our shares trade on The NASDAQ Global Market under the symbol “ACHC.” On December 6, 2012, the last sale price of the shares as reported on The NASDAQ Global Market was $22.84 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement.

	Per Share	Total
Public offering price	$22.50	$237,974,018
Underwriting discount	$.90	$9,518,961
Proceeds, before expenses, to us	$21.60	$151,200,000
Proceeds, before expenses, to the selling stockholders	$21.60	$77,255,057

The underwriters may also exercise their option to purchase up to an additional 1,050,000 shares from us and up to an additional 533,153 shares, collectively, from certain of the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about December 12, 2012.

Joint Book-Running Managers

BofA Merrill Lynch	Citigroup	Jefferies

Co-Managers

RBC Capital Markets	Raymond James	Avondale Partners

The date of this prospectus supplement is December 6, 2012.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process. Under this shelf registration process, we and selling stockholders may sell from time to time the securities described in the accompanying prospectus in one or more offerings such as this offering. This prospectus supplement provides you with specific information about our common stock that we and the selling stockholders are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, the selling stockholders and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. To the extent the information in this prospectus supplement is different from that in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” of this prospectus supplement, before investing in our common stock.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus and in any related free writing prospectus we prepare or authorize. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. This prospectus supplement and the accompanying prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of shares of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Some of the statements made in this prospectus supplement and the accompanying prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “might, “will,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continues,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus supplement under the headings “Prospectus Supplement Summary” and “Risk Factors” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our ability to close our planned acquisitions of Behavioral Centers of America, LLC and AmiCare Behavioral Centers, LLC and to obtain the necessary financing on time;

•	our ability to amend our existing senior secured credit facility on time, on currently anticipated terms, or at all;

S-ii

•	the impact of payments received from the government and third-party payors on our revenues and results of operations;

•	our significant indebtedness, our ability to meet our debt obligations, and our ability to incur substantially more debt;

•	our future cash flow and earnings;

•	our restrictive covenants, which may restrict our business and financing activities;

•	our ability to make payments on our financing arrangements;

•	the impact of the economic and employment conditions in the United States on our business and future results of operations;

•	compliance with laws and government regulations;

•	the impact of claims brought against our facilities;

•	the impact of governmental investigations, regulatory actions and whistleblower lawsuits;

•	the impact of recent health care reform;

•	the impact of our highly competitive industry on patient volumes;

•	the impact of the trend by insurance companies and managed care organizations entering into sole source contracts;

•	the impact of recruitment and retention of quality psychiatrists and other physicians on our performance;

•	the impact of competition for staffing on our labor costs and profitability;

•	our dependence on key management personnel, key executives and our local facility management personnel;

•	our acquisition strategy, which exposes us to a variety of operational and financial risks;

•	difficulties in successfully integrating the operations of acquired facilities or realizing the potential benefits and synergies of these acquisitions;

•	the impact of state efforts to regulate the construction or expansion of health care facilities on our ability to operate and expand our operations;

•	our potential inability to extend leases at expiration;

•	the impact of controls designed to reduce inpatient services on our revenues;

•	the impact of different interpretations of accounting principles on our results of operations or financial condition;

•	the impact of environmental, health and safety laws and regulations, especially in states where we have concentrated operations;

•	the impact of an increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients on our results of operations;

S-iii

•	the impact of legislative and regulatory initiatives relating to privacy and security of patient health information and standards for electronic transactions;

•	failure to achieve and maintain effective internal control over financial reporting;

•	the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our common stock;

•	changes in our board and corporate governance as a result of our no longer qualifying as a “controlled company”;

•	the impact of our sponsor’s rights over certain company matters; and

•

the other risks described under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus and in similarly titled sections in our other reports that we file with the SEC.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this prospectus supplement. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

CAUTIONARY NOTE REGARDING FINANCIAL INFORMATION

We have incorporated by reference in this prospectus supplement two different sets of financial statements as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011. Each of these two sets of financial statements has a different basis of presentation. The different presentations, required by generally accepted accounting principles in the United States, or GAAP, result from our June 2012 disposition of our PsychSolutions facility in Miami, Florida, or the PsychSolutions Disposition.

Financial Accounting Standards Board Accounting Standards Codification 205-20, “Discontinued Operations,” or ASC 205-20, requires that all components of an entity that has been disposed of (by sale, by abandonment or in a distribution to owners) or is held for sale, and whose cash flows can be clearly distinguished from the rest of the entity, be presented as discontinued operations. Our Quarterly Reports on Form 10-Q for the three months ended June 30, 2012 and September 30, 2012 were prepared in accordance with ASC 205-20. Under SEC requirements, the same reclassification to discontinued operations that is required by ASC 205-20 is also required for previously issued financial statements for each of the three years shown in our last Annual Report on Form 10-K, if those financial statements are incorporated by reference in subsequent filings with the SEC made under the Securities Act of 1933, as amended, or the Securities Act, such as the registration statement of which this prospectus supplement and the accompanying prospectus form a part, even though those financial statements relate to periods prior to the date the operations were exited or made available for sale. This reclassification had no effect on our reported net income and should not be read as a restatement of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. While our Quarterly Reports on Form 10-Q for the three months ended June 30, 2012 and September 30, 2012 reflected the PsychSolutions facility as a discontinued operation, the unaudited interim financial statements for the three months ended March 31, 2012 will not reflect the reclassification to discontinued operations until the inclusion of such period in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013.

We have incorporated by reference in this prospectus supplement the financial statements and other financial information (including financial information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) included in our

S-iv

Current Report on Form 8-K filed with the SEC on October 17, 2012. Those financial statements and other financial information, which supersede the corresponding information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, give effect to the PsychSolutions Disposition. We refer to all financial statements and other financial information filed on the Current Report on Form 8-K described in this paragraph as the “Post Disposition Financials.”

In accordance with the rules and regulations of the SEC, we have also incorporated by reference in this prospectus supplement the financial statements and other financial information (including financial information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and interim unaudited financial statements and other financial information (including financial information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2012. The financial statements and other financial information in these reports do not include ASC 205-20 adjustments. We refer to all financial statements and other financial information described in this paragraph as the “Prior Financials.”

You should not rely on the Prior Financials in assessing our financial performance or making an investment decision with respect to this offering. You should instead review carefully and consider the Post Disposition Financials in assessing our financial performance or making an investment decision.

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this prospectus supplement are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from management’s review of internal data and information, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information, and we have not ascertained the underlying economic assumptions relied upon therein, and cannot guarantee its accuracy and completeness. Statements as to our market position are based on market data currently available to us and, primarily, on management estimates as information regarding most of our major competitors is not publicly available. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement.

TRADEMARKS AND TRADE NAMES

This prospectus supplement includes our trademarks, which are protected under applicable intellectual property laws and are the property of Acadia Healthcare Company, Inc. or its subsidiaries. This prospectus supplement also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus supplement may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

NON-GAAP FINANCIAL MEASURES

We have included certain financial measures in this prospectus supplement, including pro forma EBITDA and pro forma adjusted EBITDA, which are “non-GAAP financial measures” as defined under the rules and regulations promulgated by the SEC. We define pro forma EBITDA as pro forma net income (loss) adjusted for loss (income) from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. We define pro forma adjusted EBITDA as pro forma EBITDA adjusted for equity-based compensation expense, cost savings, rent elimination, legal settlement, integration and

S-v

closing costs, rate increases, startup losses, reimbursement adjustments, divestiture costs, bad debt accounting policy changes and Cedar Crest locum tenens adjustment. For a reconciliation of pro forma net income (loss) to pro forma adjusted EBITDA, see “Prospectus Supplement Summary–Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed Combined Financial Data–Summary Unaudited Pro Forma Condensed Combined Financial Data.” We may not achieve all of the expected benefits from synergies, cost savings and recent improvements to our revenue base.

Pro forma EBITDA and pro forma adjusted EBITDA, as presented in this prospectus supplement, are supplemental measures of our performance and are not required by, or presented in accordance with, GAAP. Pro forma EBITDA and pro forma adjusted EBITDA are not measures of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity. Our measurements of pro forma EBITDA and pro forma adjusted EBITDA may not be comparable to similarly titled measures of other companies and are not measures of performance calculated in accordance with GAAP. We have included information concerning pro forma EBITDA and pro forma adjusted EBITDA in this prospectus supplement because we believe that such information is used by certain investors as measures of a company’s historical performance. We believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present EBITDA and adjusted EBITDA when reporting their results. Our presentation of pro forma EBITDA and pro forma adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

S-vi

PROSPECTUS SUPPLEMENT SUMMARY

The information below is a summary of the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read carefully the following summary together with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into those documents, including the “Risk Factors” section beginning on page S-11 of this prospectus supplement and the “Risk Factors” section in the accompanying prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in our other reports that we file with the SEC. This summary is not complete and does not contain all of the information you should consider when making your investment decision.

In this prospectus supplement, unless the context requires otherwise, references to “Acadia,” the “Company,” “we,” “us” or “our” refer to Acadia Healthcare Company, Inc. and its predecessor, Acadia Healthcare Company, LLC. When we refer to our operations or results “on a pro forma basis,” we mean the statement is made as if each of the listed acquisitions had been completed as of the date stated or as of the beginning of the period referenced.

Our Company

Overview. We are the leading publicly traded pure-play provider of inpatient behavioral health care services in the United States based upon number of licensed beds. Upon completion of the planned acquisitions described in this prospectus supplement, we expect we will operate 42 behavioral health care inpatient and outpatient facilities with over 3,100 licensed beds in 21 states. We believe that our primary focus on the provision of behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. On a pro forma basis for the nine months ended September 30, 2012 and the year ended December 31, 2011, giving effect to the acquisitions of Youth and Family Centered Services, Inc., or YFCS, PHC Inc., or PHC, three inpatient behavioral health care facilities from Haven Behavioral Healthcare Holdings, LLC, or the Haven Facilities, Timberline Knolls, Behavioral Centers of America, LLC, or BCA, and AmiCare Behavioral Centers, LLC, or AmiCare, we would have generated pro forma revenue of approximately $415.7 million and approximately $508.8 million, respectively, and pro forma adjusted EBITDA of $88.6 million and $98.5 million, respectively. A reconciliation of all GAAP and non-GAAP financial results appears on pages S-9 and S-10 of this prospectus supplement.

Our inpatient facilities offer a wide range of inpatient behavioral health care services for children, adolescents and adults. We offer these services through a combination of acute inpatient behavioral facilities and residential treatment centers, or RTCs. Our acute inpatient behavioral facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer-term treatment programs primarily for children and adolescents with long-standing chronic behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient. During the nine months ended September 30, 2012, we added 213 beds to existing facilities, and we expect to add approximately 70 more beds during the last quarter of 2012. As a result of our facility expansions and planned acquisitions, acute inpatient beds are expected to represent approximately 54% of total beds at the end of 2012 compared to 33% of total beds at the end of 2011.

Our outpatient community-based services provide therapeutic treatment to children and adolescents who have a clinically defined emotional, psychiatric or chemical dependency disorder while enabling patients to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors:

Premier operational management team with track record of success. Our management team has approximately 158 combined years of experience in acquiring, integrating and operating a variety of behavioral health care facilities. Following the sale of Psychiatric Solutions, Inc., or PSI, to Universal Health Services, Inc., or UHS, in November 2010, certain of PSI’s key former executive officers joined Acadia in February 2011. The combination of the Acadia management team with the operational expertise of the former PSI management team gives us what we believe to be the premier leadership team in the behavioral health care industry. The management team intends to bring its years of experience operating behavioral health care facilities to generate strong cash flow and future growth.

Favorable industry and legislative trends. According to the National Institute of Mental Health, approximately 6% of people in the United States suffer from a serious mental illness and over 20% of youth, either currently or at some point during their life, have a mental disorder. We believe the market for behavioral services will continue to grow as a result of increased awareness of mental health and substance abuse conditions and treatment options. National expenditures on mental health and substance abuse treatment are projected to reach $239 billion in 2014, up from $121 billion in 2003, representing a compound annual growth rate of approximately 6.4%. While the growing awareness of mental health and substance abuse conditions is expected to accelerate demand for services, recent health care reform is expected to increase access to industry services as more people obtain insurance coverage. The Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of 2008, or the MHPAEA, provides for equal coverage between psychiatric or mental health services and conventional medical health services and forbids employers and insurers from placing stricter limits on mental health care compared to other health conditions.

Leading platform in attractive health care niche. We are a leading behavioral health care platform in an industry that is undergoing consolidation in an effort to reduce costs and better negotiate with larger payor organizations. In addition, the behavioral health care industry has significant barriers to entry, including (i) significant initial capital outlays required to open new facilities, (ii) expertise required to deliver highly specialized services safely and effectively and (iii) high regulatory hurdles that require market entrants to be knowledgeable of state and federal laws and be licensed with local agencies at the facility level.

Diversified revenue and payor bases. The acquisitions of YFCS, PHC, the Haven Facilities, Timberline Knolls and Park Royal Hospital and the planned acquisitions of BCA and AmiCare will increase our payor, patient/client and geographic diversity, which mitigates the potential risk associated with any single facility. On a pro forma basis for the 12 months ended September 30, 2012, giving effect to these acquisitions, we received 57% of our revenue from Medicaid, 23% from commercial payors, 14% from Medicare and 6% from other payors. As we receive Medicaid payments from 27 states and the District of Columbia, we do not believe that we are significantly affected by changes in reimbursement policies in any one state. Substantially all of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. On a pro forma basis, giving effect to the acquisitions, our largest facility would have accounted for approximately 6% of total revenue for the 12 months ended September 30, 2012, and no other facility would have accounted for more than 5% of total revenue for the same period. Additionally, on a pro forma basis, no state would have accounted for more than 21% of total revenue for the 12 months ended September 30, 2012. We believe that our increased geographic diversity will mitigate the impact of any financial or budgetary pressure that may arise in a particular state where we operate.

Strong cash flow generation and low capital requirements. We generate strong free cash flow by profitably operating our business and by actively managing our working capital. Moreover, as the behavioral health care business does not typically require the procurement and replacement of expensive medical equipment, our maintenance capital expenditure requirements are generally less than that of other facility-based health care providers. For the year ended December 31, 2011, our maintenance capital expenditures amounted to approximately 1.6% of our revenue. In addition, our accounts receivable management is less complex than medical/surgical hospital providers because there are fewer billing codes for inpatient behavioral health care facilities.

Our Business Strategy

We are committed to providing the communities we serve with high quality, cost-effective behavioral health care services, while growing our business, increasing profitability and creating long-term value for our stockholders. To achieve these objectives, we have aligned our activities around the following growth strategies:

Increase margins by enhancing programs and improving performance at existing facilities. We believe we can improve efficiencies and increase operating margins by utilizing our management’s expertise and experience within existing programs and their expertise in improving performance at underperforming facilities. We believe the efficiencies can be realized by investing in growth in strong markets, addressing capital-constrained facilities that have underperformed and improving management systems. Furthermore, our recent acquisitions give us an opportunity to develop a national marketing strategy in many markets, which should help to increase the geographic footprint from which our existing facilities attract patients and referrals.

Opportunistically pursue acquisitions. We have established a national platform for becoming the leading dedicated provider of high quality behavioral health care services in the United States. Our industry is highly fragmented, and we selectively seek opportunities to expand and diversify our base of operations by acquiring additional facilities. We believe there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions in various stages of development and consideration. We believe our focus on inpatient behavioral health care and history of completing acquisitions provides us with a strategic advantage in sourcing, evaluating and closing acquisitions. We intend to focus our efforts on acquiring additional acute psychiatric facilities, which should increase the percentage of such facilities in our portfolio. We leverage our management team’s expertise to identify and integrate acquisitions based on a disciplined acquisition strategy that focuses on quality of service, return on investment and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and expanding the breadth of services offered by the facilities.

Drive organic growth of existing facilities. We seek to increase revenue at our facilities by providing a broader range of services to new and existing patients and clients. Our acquisitions have presented us with opportunities to provide a wider array of behavioral health services (including adult services and acute-care services) to patients and clients in the markets serviced, without increasing the number of our licensed beds. We also intend to increase licensed bed counts in our existing facilities, with a focus on increasing the number of acute psychiatric beds. For example, we added 76 beds to existing facilities during 2011, 213 during the nine months ended September 30, 2012, and expect to add approximately 70 more new beds to existing facilities during the fourth quarter of 2012. Furthermore, we believe that opportunities exist to leverage out-of-state referrals to increase volume and minimize payor concentration, especially with respect to our youth and adolescent focused services and our substance abuse services.

Recent Developments

On August 31, 2012, we completed the acquisition of Timberline Knolls, a 122-bed inpatient behavioral health facility located outside of Chicago in Lemont, Illinois. The total consideration paid for the business and a related transaction to purchase the real estate was $89.8 million.

On November 11, 2012, we completed the acquisition of Park Royal Hospital, a 76-bed acute inpatient psychiatric hospital in Ft. Myers, Florida, for approximately $33.6 million in cash and assumed debt.

On November 21, 2012, a subsidiary of Acadia entered into an agreement to acquire BCA, headquartered in Nashville, Tennessee, for total consideration of $145 million in cash, as adjusted for net indebtedness, transaction expenses and net working capital at closing. BCA operates three inpatient psychiatric facilities and one psychiatric hospital within a hospital. The facilities are located in Ohio, Michigan and Texas and have 278 licensed inpatient beds, over 90% of which are acute inpatient beds. We expect to close the transaction, subject to certain closing conditions, in late December 2012. We cannot assure you that this acquisition will close as expected or at all. See “Risk Factors–We may be unable to complete our planned acquisitions of BCA and AmiCare on currently anticipated terms, or at all.”

On November 23, 2012, a subsidiary of Acadia entered into an agreement to acquire AmiCare, headquartered in Fayetteville, Arkansas, for total consideration of $113 million in cash, as adjusted for net working capital at closing. AmiCare operates four inpatient psychiatric facilities in Arkansas that have 330 licensed inpatient beds, nearly 70% of which are acute inpatient beds. We expect to close the transaction, subject to certain closing conditions, in late December 2012. We cannot assure you that this acquisition will close as expected or at all. See “Risk Factors–We may be unable to complete our planned acquisitions of BCA and AmiCare on currently anticipated terms, or at all.”

We intend to fund the planned acquisitions of BCA and AmiCare in part through this financing and in part through the amendment of our senior secured credit facility, or the Senior Secured Credit Facility. As we do not currently have sufficient capacity under our Senior Secured Credit Facility, we are currently negotiating an amendment to provide for a credit facility of approximately $389.0 million. We anticipate that the amended Senior Secured Credit Facility will provide for a $75.0 million revolver, a $149.0 million Existing Term Loan and a $165.0 million Incremental Term Loan A. We expect this amendment to be effective commensurate with the closing of these acquisitions in late December. We cannot assure you that this amendment will be executed as anticipated or at all. See “Risk Factors–We may be unable to complete our planned acquisitions of BCA and AmiCare on currently anticipated terms, or at all.”

Equity Sponsor

Prior to this offering, Waud Capital Partners, L.L.C., or Waud Capital Partners, controlled approximately 44% of our common stock. Founded in 1993, Waud Capital Partners is a leading middle-market private equity firm that partners with management teams to create, acquire and grow companies that address significant, inefficient, highly fragmented and underserved industry segments. Waud Capital Partners invests primarily through control-oriented growth equity investments, industry consolidations, buyouts or recapitalizations and seeks companies that generate strong cash flow and can be grown both organically and through add-on acquisitions. Waud Capital Partners’ current and exited portfolio is composed of companies in the health care, business/consumer, logistics/specialty distribution and value-added industrial business segments. See “Selling Stockholders.”

So long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, it is entitled to designate the pro rata number of our directors that is proportional (but rounded up to the nearest whole number) to its percentage ownership of our outstanding common stock, subject to the NASDAQ rules regarding director independence, and has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. This means that we cannot engage in any of those activities without the consent of Waud Capital Partners. See “Risk Factors–We are party to a stockholders agreement with Waud Capital Partners which provides them with certain rights over Company matters.”

Company Information

Our principal executive offices are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067. Our telephone number is (615) 861-6000. Our website is www.acadiahealthcare.com. The information contained on our website is not part of this prospectus supplement and is not incorporated by reference in this prospectus supplement.

THE OFFERING

Common stock offered by us	7,000,000 shares

Common stock offered by the selling stockholders	3,576,623 shares

Underwriters’ option to purchase additional shares	1,583,153 shares (consisting of 1,050,000 shares from us and 533,153 shares, collectively, from certain of the selling stockholders)

Common stock outstanding after this offering	48,837,360 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $150.3 million. We plan to use the proceeds from this offering principally to fund our acquisition strategy, particularly the planned acquisitions of BCA and AmiCare, and otherwise for general corporate purposes, which may include the repayment of debt under the Senior Secured Credit Facility. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.” Certain of the selling stockholders are members of our senior management. See “Selling Stockholders.”

Risk factors	You should carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page S-11 of this prospectus supplement, in the accompanying prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in our other reports that we file with the SEC, which are incorporated by reference in this prospectus supplement, before making any decision to invest in our common stock.

Symbol for trading on The NASDAQ Global Market	ACHC

Unless otherwise indicated, all information in this prospectus supplement relating to the number of shares of our common stock outstanding immediately after the closing of this offering is based on 41,837,360 shares outstanding as of November 30, 2012, and:

•	gives effect to the issuance of 7,000,000 shares of our common stock to be sold by us in this offering;

•	assumes no exercise by the underwriters of their option to purchase up to 1,050,000 additional shares of our common stock from us; and

•	excludes:

-	552,972 shares issuable upon exercise of stock options outstanding as of November 30, 2012 at a weighted average exercise price of $13.09 per share;

-	380,402 shares issuable upon the vesting of restricted units outstanding as of November 30, 2012;

-	23,250 shares issuable upon exercise of warrants outstanding as of November 30, 2012 at a weighted average exercise price of $14 per share; and

-	an aggregate of 1,684,815 shares reserved for future grants under our 2011 Incentive Compensation Plan as of November 30, 2012.

SUMMARY HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA AND

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The table below sets forth:

•	our summary historical condensed consolidated financial data for the periods ended and at the dates indicated; and

•

our unaudited pro forma condensed combined financial data for the periods ended and at the dates indicated for Acadia, YFCS, PHC, HHC Delaware, Inc., or HHC Delaware, the Haven Facilities, BCA and AmiCare as a combined company.

We have derived the historical consolidated financial data for each of the three years in the period ended December 31, 2011 from our audited consolidated financial statements incorporated by reference in this prospectus supplement from our Current Report on Form 8-K filed with the SEC on October 17, 2012. We have derived the summary consolidated financial data as of and for the nine months ended September 30, 2012 from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the three months ended September 30, 2012. The unaudited financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. The results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the entire fiscal year.

The summary pro forma condensed combined financial information below as of and for the year ended December 31, 2011 and as of and for the nine months ended September 30, 2011 and 2012 gives pro forma effect, in each case as if they occurred on January 1, 2011, to (i) Acadia’s acquisition of YFCS and the related debt and equity financing transactions on April 1, 2011, (ii) PHC’s acquisition of HHC Delaware on July 1, 2011, (iii) Acadia’s acquisition of PHC and related debt and equity transactions on November 1, 2011, (iv) Acadia’s acquisition of the Haven Facilities and the related debt financing on March 1, 2012 and (v) Acadia’s planned acquisitions of BCA and AmiCare and the related debt financing and equity issuance. With respect to this offering, the summary unaudited pro forma condensed combined financial information is based on the assumption that we are offering 6,000,000 shares of common stock at an assumed public offering price of $22.95 per share, which was the closing price of our common stock on November 30, 2012, as reported on The NASDAQ Global Market, and does not reflect the actual public offering price of $22.50 per share or the increase in the size of the offering to 7,000,000 shares of common stock.

The summary consolidated financial data below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement and the consolidated financial statements and the notes thereto of Acadia, YFCS, PHC, HHC Delaware, the Haven Facilities, BCA and AmiCare incorporated by reference in this prospectus supplement. On May 13, 2011, we converted from a Delaware limited liability company (Acadia Healthcare Company, LLC) to a Delaware corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law.

The unaudited as adjusted condensed combined balance sheet data presented below gives effect to the issuance and sale of 7,000,000 shares of common stock in this offering based on the public offering price of $22.50 per share and our receipt of the estimated net proceeds therefrom (excluding proceeds from the sale of shares of common stock by the selling stockholders), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Year Ended December 31,			Pro Forma Year Ended December 31, 2011	Nine Months Ended September 30,		Pro Forma Nine Months Ended September 30,
	2009	2010	2011		2011	2012	2011	2012
					(Unaudited)	(Unaudited)
	(In thousands)
Income Statement Data:
Revenue before provision for doubtful accounts	$51,821	$64,342	$219,704	$521,030	$142,797	$298,638	$388,500	$424,364
Provision for doubtful accounts	(2,424)	(2,239)	(3,206)	(12,237)	(1,654)	(5,429)	(9,176)	(8,615)

Revenue	49,397	62,103	216,498	508,793	141,143	293,209	379,324	415,749
Salaries, wages and benefits(1)	32,572	38,661	152,609	321,542	108,158	173,590	247,074	243,508
Professional fees	1,827	1,675	8,896	26,086	5,018	13,521	18,688	17,496
Other operating expenses	10,446	11,857	37,096	96,657	23,981	51,160	73,345	75,922
Depreciation and amortization	967	976	4,278	10,694	3,108	5,332	8,302	7,930
Interest expense, net	774	738	9,191	34,534	4,143	22,186	26,143	25,762
Sponsor management fees	—	120	1,347	—	1,135	—	—	—
Transaction-related expenses	—	918	41,547	—	10,595	2,097	—	—
Legal settlement	—	—	—	446	—	—	446	—

Income (loss) from continuing operations, before income taxes	2,811	7,158	(38,466)	18,834	(14,995)	25,323	5,326	45,131
Income tax (benefit) provision	53	477	(5,272)	14,011	3,426	9,307	9,597	12,228

Income (loss) from continuing operations	2,758	6,681	(33,194)	4,823	(18,421)	16,016	(4,271)	32,903
Income (loss) from discontinued operations, net of income taxes	119	(471)	(1,698)	—	(562)	22	—	—

Net income (loss)	$2,877	$6,210	$(34,892)	$4,823	$(18,983)	$16,038	$(4,271)	$32,903

Other Financial Data:
Pro forma EBITDA(2)				$64,062			$39,771	$78,823
Pro forma adjusted EBITDA(2)				$98,520			$74,739	$88,580

	As of September 30, 2012
	Actual	As Adjusted(3)
	(Unaudited) (In thousands)
Unaudited As Adjusted Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$11,719	$162,004
Total assets	603,758	754,043
Total debt	296,632	296,632
Total stockholders’ equity	253,563	403,848

(1)	Salaries, wages and benefits include equity-based compensation expense of $17.3 million, $19.8 million and $1.7 million for the year ended December 31, 2011, nine months ended September 30, 2011 and nine months ended September 30, 2012, respectively.

(2)	Pro forma EBITDA and pro forma adjusted EBITDA are reconciled to pro forma net income (loss) in the table below. Pro forma EBITDA and pro forma adjusted EBITDA are financial measures not recognized under GAAP. When presenting non-GAAP financial measures, we are required to reconcile the non-GAAP financial measures with the most directly comparable GAAP financial measure or measures. We define pro forma EBITDA as pro forma net income (loss) adjusted for loss (income) from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. Pro forma adjusted EBITDA differs from “EBITDA” as that term may be commonly used. We define pro forma adjusted EBITDA as pro forma EBITDA adjusted for equity-based compensation expense, cost savings, rent elimination, legal settlement, integration and closing costs, rate increases, startup losses, reimbursement adjustments, divestiture costs, bad debt accounting policy changes and Cedar Crest locum tenens adjustment. See the table and related footnotes below for additional information.

We present pro forma adjusted EBITDA because it is a measure management uses to assess financial performance. We believe that companies in our industry use measures of pro forma EBITDA as common performance measurements. We also believe that securities analysts, investors and other interested parties frequently use measures of pro forma EBITDA as financial performance measures and as indicators of ability to service debt obligations. While providing useful information, measures of pro forma EBITDA, including pro forma adjusted EBITDA, should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. Pro forma adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, “EBITDA,” “Adjusted EBITDA” or similar measures presented by other companies may not be comparable to our presentation, because each company may define these terms differently. See “Non-GAAP Financial Measures.”

	Pro Forma Year Ended December 31,	Pro Forma Nine Months Ended September 30,
	2011	2011	2012
	(Unaudited)
	(In thousands)
Reconciliation of Pro Forma Net Income (Loss) to Pro Forma Adjusted EBITDA:
Net income (loss)	$4,823	$(4,271)	$32,903
Interest expense, net	34,534	26,143	25,762
Income tax provision	14,011	9,597	12,228
Depreciation and amortization	10,694	8,302	7,930

Pro forma EBITDA	64,062	39,771	78,823

Adjustments:
Equity-based compensation expense(a)	17,412	19,925	1,691
Cost savings(b)	9,840	7,657	4,133
Rent elimination(c)	4,650	4,050	2,220
Legal settlement(d)	446	446	—
Integration and closing costs(e)	947	947	—
Rate increases(f)	738	635	205
Startup losses(g)	1,187	914	668
Reimbursement adjustments(h)	(1,362)	104	219
Divestiture costs(i)	438	290	—
Bad debt accounting policy changes(j)	162	—	305
Cedar Crest locum tenens(k)	—	—	316

Pro forma adjusted EBITDA	$98,520	$74,739	$88,580

(a)	Represents the equity-based compensation expense of Acadia, YFCS and PHC for the respective periods.
(b)	We have realized and expect to realize further cost savings as a result of closing the corporate offices of certain acquired companies and eliminating redundant positions, professional services and other expenses. The cost savings adjustment is based on the corporate office costs of PHC, BCA and AmiCare of $3.4 million, $3.6 million and $3.7 million, respectively, for the year ended December 31, 2011, $2.5 million, $3.1 million and $2.7 million, respectively, for the nine months ended September 30, 2011 and $0, $2.0 million and $2.7 million, respectively, for the nine months ended September 30, 2012, less incremental corporate costs expected to be incurred by Acadia of $0.8 million, $0.6 million and $0.6 million for the year ended December 31, 2011, nine months ended September 30, 2011 and nine months ended September 30, 2012, respectively.
(c)	Represents rent expense incurred prior to the purchase of the real estate of (1) PHC’s Capstone Academy, (2) the six facilities that were previously leased by Acadia and purchased in 2012, and (3) BCA’s Stonecrest facility purchased in December 2011, to reflect the rent expense of the combined companies as if the properties were owned throughout the periods presented.
(d)	Represents legal settlement expenses recognized by PHC resulting from an employee wrongful termination suit against PHC that was settled in April 2011.
(e)	Represents costs incurred by Acadia related to the closing of the YFCS corporate office, including the costs of temporarily retaining certain employees for a transitional period following the acquisition date.
(f)	Represents rate increases as follows:

(1)	The increased revenue that would have resulted from an increased rate on one of PHC’s contracts that became effective in March 2011, assuming such increased rate had been effective throughout all periods presented. The increased rate was estimated by multiplying the historical plan enrollment by the newly-contracted rate, which resulted in an approximate $0.17 million increase in revenue and EBITDA for each month prior to March 2011 in which the rate was not effective.

(2)	The increased revenue of AmiCare facilities for the Arkansas Medicaid rate increase effective July 1, 2012 for the periods prior to such rate increase.

(g)	Represents the impact of startup losses during the respective periods for new programs and facilities opened by PHC, AmiCare and BCA, as follows:

(1)	PHC’s Seven Hills Behavioral Center was opened in the fourth quarter of 2008 and became certified by the Center for Medicare and Medicaid Services in July 2010. The adjustment of approximately $225,000 is based upon the difference between the actual operating income for the Seven Hills Behavioral Center in the nine months ended September 30, 2011 and the year ended December 31, 2011, respectively, and the operating income generated by the facility operating at expected levels.
(2)	AmiCare added 18 beds to the Fort Smith facility in September 2012. The adjustments of approximately $840,000, $630,000 and $581,000 in the year ended December 31, 2011, nine months ended September 30, 2011 and nine months ended September 30, 2012, respectively, are based upon the estimated incremental operating results had the 18 beds been in service during the respective periods.
(3)	During 2011, BCA began to develop a partial hospitalization program, or PHP, affiliated with the Shaker Clinic. BCA determined the PHP was not financially viable and terminated the program in 2012. The adjustments of approximately $122,000, $59,000 and $87,000 in the year ended December 31, 2011, nine months ended September 30, 2011 and nine months ended September 30, 2012, respectively, are based on the program losses incurred during the respective periods presented.

(h)	Represents reimbursement adjustments as follows:

(1)	The elimination of out-of-period adjustments of ($1.5 million) and approximately $219,000 for the year ended December 31, 2011 and nine months ended September 30, 2012, respectively, related to payments received by AmiCare’s Texarkana facility under the Arkansas Medicaid program.
(2)	The elimination of out-of-period adjustments of approximately $104,000 and $104,000 for the year ended December 30, 2011 and nine months ended September 30, 2011, respectively, related to BCA’s settlement of Medicare cost reports.

(i)	Represents transaction costs incurred by AmiCare in 2011 related to a divestiture of certain facilities.
(j)	Represents the impact of changes in BCA’s bad debt accounting policies in December 2011 and June 2012 to eliminate the non-recurring impact of the charges recorded upon change in policies.
(k)	Represents the elimination of temporary locum tenens costs incurred by BCA’s Cedar Crest facility in the nine months ended September 30, 2012 prior to the employment and credentialing of physician staffing in September 2012, at which point the costs associated with the physician services were offset by the billable revenue generated by the physicians.

We may not be able to achieve all of the expected benefits from the synergies and cost savings described in the table above. This information is inherently uncertain and is not intended to represent what our financial position or results of operations might be for any future period. See “Risk Factors–Our acquisition strategy exposes us to a variety of operational and financial risks–Benefits may not materialize.”

(3)	Does not reflect (i) the debt assumed by Acadia in the acquisition of Park Royal Hospital on November 11, 2012, consisting of $23.0 million of industrial revenue bonds issued by the Lee County Industrial Development Authority, bearing interest at 9.34%, or (ii) approximately $10.6 million of cash used to pay for the acquisition.

RISK FACTORS

Investing in our common stock involves risks. Before making an investment in our common stock, you should carefully consider, among other factors, the risks described below and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement. Please see “Cautionary Statement Regarding Forward-Looking Information” on page S-ii of this prospectus supplement. Please also see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” beginning on page 3 of the accompanying prospectus and the risks described in the documents incorporated by reference in this prospectus supplement, including those identified under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in our Quarterly Report on Form 10-Q for the three months ended June 30, 2012. The risks described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement are not the only ones we face. Additional risks not presently known or that we currently deem immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. You should consult your own financial and legal advisors as to the risks entailed by an investment in these shares and the suitability of investing in such shares in light of your particular circumstances. Our business, financial condition and results of operations could be materially adversely affected by the materialization of any of these risks. The trading price of our common stock could decline due to the materialization of any of these risks, and you may lose all or part of your investment.

We may be unable to complete our planned acquisitions of BCA and AmiCare on currently anticipated terms, or at all.

On November 21, 2012 and November 23, 2012, we entered into binding purchase agreements to acquire BCA and AmiCare, respectively, both of which acquisitions are subject to certain conditions set forth in the respective purchase agreements. We expect the closings for these acquisitions to occur in late December 2012. The total consideration for the BCA acquisition is approximately $145 million in cash, as adjusted for net indebtedness, transaction expenses and net working capital at closing. The total consideration for the AmiCare acquisition is approximately $113 million in cash, as adjusted for net working capital at closing. We plan to finance these acquisitions in part through this offering and in part through an amendment to our Senior Secured Credit Facility, as we do not currently have sufficient capacity under our Senior Secured Credit Facility. We are currently negotiating an amendment to our Senior Secured Credit Facility to provide for additional debt of approximately $165.0 million and expect the amendment to be effective commensurate with the closing of the planned acquisitions of BCA and AmiCare. If we are not able to complete the amendment to our Senior Secured Credit Facility on currently anticipated terms or at all or if this offering is not successful, we may be unable to successfully complete the pending acquisitions on time, or at all, which could have a material adverse effect on our results of operations, financial condition and the trading price of our common stock.

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under our financing arrangements.

As of September 30, 2012, we had approximately $296.6 million of total debt, which included $148.9 million of debt under our Senior Secured Credit Facility and $147.7 million (net of a discount of $2.3 million) of debt under our 12.875% senior notes due 2018, or the Senior Notes. In connection with the planned acquisitions of BCA and AmiCare, we anticipate amending our Senior Secured Credit Facility to provide for additional debt of approximately $165.0 million. Our substantial debt could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult for us to satisfy our other financial obligations;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt (including scheduled repayments on our outstanding term loan borrowings under the Senior Secured Credit Facility), thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	expose us to interest rate fluctuations because the interest on the debt relating to revolving borrowings under the Senior Secured Credit Facility is imposed at variable rates;

•	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	limit our ability to pay dividends, redeem stock or make other distributions.

In addition, the terms of our financing arrangements contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts, including the Senior Secured Credit Facility and Senior Notes.

Our acquisition strategy exposes us to a variety of operational and financial risks.

A principal element of our business strategy is to grow by acquiring other companies and assets in the behavioral health industry. Growth, especially rapid growth, through acquisitions exposes us to a variety of operational and financial risks. Therefore, the risks described below may be acutely relevant. We summarize the most significant of these risks below.

Integration risks

We must integrate our acquisitions with our existing operations. This process includes the integration of the various components of our business and of the businesses we have acquired or may do so in the future, including the following:

•	additional psychiatrists, other physicians and employees who are not familiar with our operations;

•	patients who may elect to switch to another behavioral health care provider;

•	regulatory compliance programs; and

•	disparate operating, information and record keeping systems and technology platforms.

Integrating a new facility could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel from day-to-day operations.

We may not be able to combine successfully the operations of recently acquired facilities with our operations, and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of acquisitions with our operations requires significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, but not limited to, consistencies in business standards, procedures, policies, business cultures and internal controls and compliance. Certain acquisitions involve a capital outlay, and the return that we achieved on any capital invested may be less than the return that we would achieve on our other projects or investments. If we fail to complete the integration of recently acquired facilities, we may never fully realize the potential benefits of the related acquisitions.

Benefits may not materialize

When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We may, however, be unable to achieve or may otherwise never realize the expected benefits. Our ability to realize the expected benefits from potential cost savings and revenue improvement opportunities is subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, such as changes to government regulation governing or otherwise impacting the behavioral health care industry, reductions in reimbursement rates from third-party payors, reductions in service levels under our contracts, operating difficulties, client preferences, changes in competition and general economic or industry conditions. If we are unsuccessful in implementing these improvements or if we do not achieve our expected results, it may adversely impact our results of operations.

Assumptions of unknown liabilities

Facilities that we acquire may have unknown or contingent liabilities, including, but not limited to, liabilities for failure to comply with health care laws and regulations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such facilities for at least a portion of these matters, we may experience difficulty enforcing those obligations or we may incur material liabilities for the past activities of acquired facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our results of operations.

Competing for acquisitions

We face competition for acquisition candidates primarily from other for-profit health care companies, as well as from not-for-profit entities. Some of our competitors may have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Our principal competitors for acquisitions have included UHS, Aurora Behavioral Health Care and Ascend Health Corporation. Also, suitable acquisitions may not be accomplished due to unfavorable terms.

Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for an acquired facility, the acquired facility’s results of operations, the fair value of assets acquired and liabilities assumed, effects of subsequent legislation and limits on rate increases. In addition, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, which could adversely affect our financial results, result in dilution to our stockholders, result in increased fixed obligations, or impede our ability to manage our operations.

Managing growth

Some of the facilities we have acquired or may acquire in the future may have had significantly lower operating margins prior to the time of our acquisition or may have had operating losses prior to such acquisition. If we fail to improve the operating margins of the facilities we acquire, operate such facilities profitably or effectively integrate the operations of the acquired facilities, our results of operations could be negatively impacted.

We are party to a stockholders agreement with Waud Capital Partners which provides them with certain rights over Company matters.

Prior to this offering, Waud Capital Partners controlled approximately 44% of the voting power of our common stock. In accordance with the terms of the stockholders agreement among Waud Capital Partners,

Acadia and certain members of our management, for so long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, it is entitled to designate the pro rata number of our directors that is proportional (but rounded up to the nearest whole number) to its percentage ownership of our outstanding common stock, subject to the NASDAQ rules regarding director independence, and has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. Although Waud Capital Partners is selling shares of our common stock in this offering, it will continue to own at least 17.5% of our outstanding common stock after completion of the offering. It is possible that the interests of Waud Capital Partners may in some circumstances conflict with our interests and the interests of our other stockholders.

If securities or industry analysts do not publish research or reports about our business, if they were to change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Certain financial information incorporated by reference in this prospectus supplement is presented on a basis that is different from the basis on which our most recently published financial information is presented and is, therefore, not comparable.

We have incorporated by reference in this prospectus supplement financial statements and other financial information that do not include the adjustments required by ASC 205-20 and related SEC rules for discontinued operations in relation to the PsychSolutions Disposition. These financial statements complied with applicable accounting requirements when they were initially filed and are incorporated by reference in this prospectus supplement in accordance with the rules and regulations of the SEC. Our most recently published financial information complies with applicable accounting requirements and SEC rules. As a result of the different bases of presentation, however, the financial statements and other financial information published more recently are not comparable to the financial statements and other financial information that do not give retroactive effect to the PsychSolutions Disposition, and the latter should not be relied upon in assessing our financial performance or in making an investment decision with respect to this offering. For more information, see “Cautionary Note Regarding Financial Information.”

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. As a result, you will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, which could cause the value of your investment to decline.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds” elsewhere in this prospectus supplement, we will have broad discretion in the application of the net proceeds of this offering. The results and effectiveness of the use of proceeds are uncertain, and we could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these net proceeds effectively could adversely affect our ability to continue to develop and grow our business, which could cause the price of our common stock to decline.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Waud Capital Partners and certain of its affiliates, along with certain members of our management, have certain demand and piggyback registration rights with respect to shares of our common stock beneficially owned by them. The presence of additional shares of our common stock trading in the public market, as a result of the exercise of such registration rights, may have an adverse effect on the market price of our securities.

Fluctuations in our operating results, quarter to quarter earnings and other factors, including incidents involving our patients and any negative media coverage, may result in decreases in the price of our common stock.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, there may be significant volatility in the market price of our common stock. If we are unable to operate our facilities as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that the market expectations may not be realized. In addition to our operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common stock and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed in this prospectus supplement, demographic changes, operating results of other health care companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, the level of seasonal illnesses, managed care contract negotiations and terminations, changes in general conditions in the economy or the financial markets or other developments affecting the health care industry. An incident involving one or more of our patients could result in negative media coverage and adversely affect the trading price of our common stock.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only upon a resolution approved by a majority of our directors then in office;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law, or the DGCL, prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Although we have elected not to be subject to Section 203 of the DGCL, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that Waud Capital Partners, its affiliates and any investment fund managed by Waud Capital Partners and any persons to whom Waud Capital Partners sells at least five percent (5%) of our outstanding voting stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL. Accordingly, the provision in our amended and restated certificate of incorporation that adopts a modified version of Section 203 of the DGCL may discourage, delay or prevent a change in control of us.

As a result of these provisions in our charter documents and Delaware law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, for use in our business or for other corporate purposes and do not anticipate that cash dividends in respect to common stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on our results of operations, financial position and such other factors as our board of directors, in its discretion, deems relevant. In addition, the terms of our debt substantially limit our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

USE OF PROCEEDS

We estimate that our net proceeds from the issuance and sale of 7,000,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $150.3 million. If the underwriters exercise their option in full to purchase 1,050,000 additional shares of common stock from us, we estimate that our net proceeds from this offering will be approximately $173.0 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering principally to fund our acquisition strategy, particularly the planned acquisitions of BCA and AmiCare.

To the extent not used for the planned acquisitions of BCA and AmiCare, we plan to use the proceeds for general corporate purposes, which may include the repayment of debt under the Senior Secured Credit Facility. The applicable rate for Eurodollar Rate Loans and Base Rate Loans under the Senior Secured Credit Facility was 4.25% and 3.25%, respectively, as of September 30, 2012. The maturity date of the Senior Secured Credit Facility is April 1, 2016.

As of the date of this prospectus supplement, we cannot predict with certainty all of the particular uses for the proceeds from this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, we will retain broad discretion over the use of such proceeds. The uses, amounts and timing of our actual expenditures will depend on numerous factors, including the extent to which the closing conditions for the planned acquisitions of BCA and AmiCare are satisfied, the results of our ongoing integration efforts and the amount of cash generated or used by our operations. Under the terms of the Senior Secured Credit Facility, we are required to use 50% of the proceeds from this offering to repay outstanding debt thereunder unless such proceeds are used to finance permitted acquisitions (as defined in the Senior Secured Credit Facility) within 180 days of receipt thereof or, if we do not use all of such proceeds to finance permitted acquisitions, as described, we are required to use 50% of the remaining portion of the proceeds to repay outstanding debt thereunder. Pending application of the proceeds as described above, we intend to place the proceeds in interest bearing time deposits of a national banking association which are insured by the Federal Deposit Insurance Corporation or to invest the proceeds in bonds or other debt obligations issued or guaranteed by the United States government or one of its agencies or instrumentalities or money market funds solely invested in or collateralized by such bonds or debt obligations, to the extent the proceeds are not immediately used to fund our planned acquisitions.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We will, however, bear the costs, other than underwriting discounts and commissions, associated with the sale of shares of common stock by the selling stockholders. Certain of the shares being offered by the selling stockholders are being offered by our senior management. See “Selling Stockholders.”

PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading on The NASDAQ Global Market on November 1, 2011 under the symbol “ACHC.” Prior to that date, there was no public market for our common stock. The table below sets forth, for the quarters indicated, the high and low sales prices of our common stock as reported by The NASDAQ Global Market. As of November 30, 2012, there were 41,837,360 shares outstanding, held by 141 shareholders of record. On December 6, 2012, the last reported sale price of our common stock on The NASDAQ Global Market was $22.84 per share.

	Sale Price Per Share of Common Stock
	High	Low
2012
Fourth Quarter (through December 6, 2012)	$24.83	$18.53
Third Quarter	24.12	15.08
Second Quarter	18.60	14.40
First Quarter	16.50	9.38

2011
Fourth Quarter (from November 1, 2011)*	$10.50	$5.43

*	Prior to November 1, 2011, there was no public market for our common stock.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness (including our Senior Secured Credit Facility and the indenture governing our Senior Notes), and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2012:

•	on an actual basis; and

•

on an adjusted basis to give effect to the issuance and sale of 7,000,000 shares of common stock offered by us and our receipt of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information” and the financial information incorporated by reference in this prospectus supplement.

	As of September 30, 2012
	Actual	As Adjusted(1)
	(Unaudited) (Dollars in thousands, except per share data)
Cash and cash equivalents	$11,719	$162,004

Debt:
Senior secured credit facility:
Senior secured term loan	148,938	148,938
Revolving credit facility	—	—
Senior notes	147,694	147,694

Total debt (including current portion)	$296,632	$296,632

Stockholders’ Equity:
Common stock, $0.01 par value per share; 90,000,000 shares authorized and 41,773,053 shares issued and outstanding, actual; 90,000,000 shares authorized and 48,773,053 shares issued and outstanding, as adjusted	$418	$488
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	281,687	431,902
Accumulated deficit	(28,542)	(28,542)

Total equity	$253,563	$403,848

Total capitalization	$550,195	$700,480

(1)	Does not reflect (i) the impact of the potential amendment to the Senior Secured Credit Facility to provide for additional debt, (ii) the debt assumed by Acadia in the acquisition of Park Royal Hospital on November 11, 2012, consisting of $23.0 million of industrial revenue bonds issued by the Lee County Industrial Development Authority, bearing interest at 9.34%, or (iii) approximately $10.6 million of cash used to pay for the Park Royal Hospital acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The tables below set forth the unaudited pro forma condensed combined financial data for Acadia, YFCS, PHC, HHC Delaware, the Haven Facilities, BCA and AmiCare as a combined company, giving effect to:

•	Acadia’s acquisition of YFCS and the related debt and equity financing transactions on April 1, 2011;

•	PHC’s acquisition of MeadowWood on July 1, 2011;

•	Acadia’s acquisition of PHC and related debt and equity transactions on November 1, 2011;

•	Acadia’s acquisition of the Haven Facilities and the related debt financing on March 1, 2012; and

•	Acadia’s planned acquisitions of BCA and AmiCare and the related debt financing and equity issuance.

With respect to this offering, the unaudited pro forma condensed combined financial data is based on the assumption that we are offering 6,000,000 shares of common stock at an assumed public offering price of $22.95 per share, which was the closing price of our common stock on November 30, 2012, as reported on The NASDAQ Global Market, and does not reflect the actual public offering price of $22.50 per share or the increase in the size of the offering to 7,000,000 shares of common stock.

The unaudited pro forma condensed combined statements of operations give effect to each transaction as if it occurred on January 1, 2011. Acadia’s condensed consolidated statement of operations for the year ended December 31, 2011 reflects the results of operations for YFCS for the period from April 1, 2011 to December 31, 2011 and PHC for the period from November 1, 2011 to December 31, 2011. Acadia’s condensed consolidated statement of operations for the nine months ended September 30, 2012 reflects the results of operations for the Haven Facilities for the period from March 1, 2012 to September 30, 2012.

Acadia’s condensed consolidated balance sheet as of September 30, 2012 reflects the effect of the acquisitions of YFCS, PHC, HHC Delaware and the Haven Facilities. The unaudited pro forma condensed combined balance sheet at September 30, 2012 combines the condensed consolidated balance sheet of Acadia at September 30, 2012 with (a) the unaudited consolidated balance sheet of BCA at September 30, 2012 and (b) the unaudited consolidated balance sheet of AmiCare at September 30, 2012.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 combines the audited consolidated statement of operations of Acadia for that period with:

•	the unaudited condensed consolidated statement of operations of YFCS for the three months ended March 31, 2011;

•	the unaudited condensed consolidated statement of operations of HHC Delaware for the six months ended June 30, 2011;

•

the unaudited condensed consolidated statement of operations of PHC for the ten months ended October 31, 2011 (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2011 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2010 plus the unaudited condensed consolidated statement of operations of PHC for the three months ended September 30, 2011 plus the unaudited condensed consolidated statement of operations of PHC for the month ended October 31, 2011);

•	the audited consolidated statement of operations of the Haven Facilities for the year ended December 31, 2011;

•	the audited consolidated statement of operations of BCA for the year ended December 31, 2011; and

•	the audited consolidated statement of operations of AmiCare for the year ended December 31, 2011.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2012 combines the unaudited consolidated statement of operations of Acadia for that period with:

•	the unaudited condensed consolidated statement of operations of the Haven Facilities for the period from January 1, 2012 to February 29, 2012;

•	the unaudited condensed consolidated statement of operations of BCA for the nine months ended September 30, 2012; and

•	the unaudited condensed consolidated statement of operations of AmiCare for the nine months ended September 30, 2012.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2011 combines the unaudited consolidated statement of operations of Acadia for that period with:

•	the unaudited condensed consolidated statement of operations of YFCS for the three months ended March 31, 2011;

•	the unaudited condensed consolidated statement of operations of HHC Delaware for the six months ended June 30, 2011;

•

the unaudited condensed consolidated statement of operations of PHC for the nine months ended September 30, 2011 (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2011 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2010 plus the unaudited condensed consolidated statement of operations of PHC for the three months ended September 30, 2011);

•	the unaudited consolidated statement of operations of the Haven Facilities for the nine months ended September 30, 2011;

•	the unaudited condensed consolidated statement of operations of BCA for the nine months ended September 30, 2011; and

•	the unaudited condensed consolidated statement of operations of AmiCare for the nine months ended September 30, 2011.

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under GAAP. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments relating to the planned acquisitions of BCA and AmiCare are preliminary and revisions to the fair value of assets acquired and liabilities assumed may have a significant impact on the pro forma adjustments. A final valuation of assets acquired and liabilities assumed has not been completed and the completion of fair value determinations may result in changes in the values assigned to property and equipment and other assets (including intangibles) acquired and liabilities assumed.

The unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period.

The unaudited pro forma condensed combined financial data should be read in conjunction with the consolidated financial statements and notes thereto of Acadia, YFCS, PHC, HHC Delaware, the Haven Facilities, BCA and AmiCare incorporated by reference in this prospectus supplement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2012

(In thousands)

	ACADIA(1)	AMICARE(2)	BCA(3)	PRO FORMA ADJUSTMENTS	NOTES	PRO FORMA COMBINED
ASSETS
Current assets:
Cash and cash equivalents	$11,719	$804	$44	$(848)	(4)	$45,499
				33,780	(8)
Accounts receivable, net	54,777	4,405	8,177	(1,082)	(10)	66,277
Deferred tax assets	5,230	—	—	—		5,230
Other current assets	15,305	885	2,469	(521)	(10)	18,138

Total current assets	87,031	6,094	10,690	31,329		135,144
Property and equipment, net	155,188	20,694	23,334	229	(7a )	200,058
				613	(7b )
Property and equipment held for sale	—	—	330	(330)	(10)	—
Goodwill	334,622	14,175	16,550	74,812	(7a )	539,644
				99,485	(7b )
Intangible assets, net	12,534	—	—	1,790	(7a )	16,249
				1,925	(7b )
Other assets	14,383	71	646	3,000	(8)	17,642
				(71)	(6)
				(387)	(10)

Total assets	$603,758	$41,034	$51,550	$212,395		$908,737

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$12,000	$4,283	$2,613	$(11,046)	(9)	$7,850
Accounts payable	13,323	504	3,078	(235)	(10)	16,670
Accrued salaries and benefits	19,125	2,373	2,677	(141)	(10)	24,034
Other accrued liabilities	13,374	940	317	(14)	(10)	14,617

Total current liabilities	57,822	8,100	8,685	(11,436)		63,171
Long-term debt	284,632	18,637	2,316	148,197	(9)	453,782
Deferred tax liabilities—noncurrent	1,167	—	—	—		1,167
Other liabilities	6,574	173	958	(431)	(10)	7,274

Total liabilities	350,195	26,910	11,959	136,330		525,394
Equity:
Common stock	418	—	—	60	(8)	478
Additional paid-in capital	281,687	—	—	131,220	(8)	412,907
Accumulated deficit	(28,542)	—	—	(1,500)	(8)	(30,042)
Members’ equity	—	14,124	39,591	(53,715)	(5)	—

Total equity	253,563	14,124	39,591	76,065		383,343

Total liabilities and equity	$603,758	$41,034	$51,550	$212,395		$908,737

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

(In thousands, except per share amounts)

	ACADIA(1)	COMPLETED ACQUISITIONS(16)	AMICARE(2)	BCA(3)	PRO FORMA ADJUSTMENTS	NOTES		PRO FORMA COMBINED
Revenue before provision for doubtful accounts	$219,704	$186,977	$59,842	$54,507				$521,030
Provision for doubtful accounts	(3,206)	(6,207)	(1,381)	(1,443)				(12,237)

Revenue	216,498	180,770	58,461	53,064				508,793
Salaries, wages and benefits	152,609	102,044	37,969	28,920				321,542
Professional fees	8,896	12,043	1,948	3,199				26,086
Supplies	11,349	9,060	1,157	2,886				24,452
Rents and leases	5,576	4,558	2,041	1,152				13,327
Other operating expenses	20,171	20,395	8,543	9,769				58,878
Depreciation and amortization	4,278	3,655	925	955	147	(20e	)	10,694
					734	(20f	)
Interest expense, net	9,191	21,114	1,794	135	2,300	(21b	)	34,534
Sponsor management fees	1,347	—	—	924	(2,271)	(22)		—
Transaction-related expenses	41,547	—	—	—	(41,547)	(23)		—
Legal settlement	—	446	—	—				446

Total expenses	254,964	173,315	54,377	47,940	(40,637)			489,959
Income (loss) from continuing operations before income taxes	(38,466)	7,455	4,084	5,124	40,637			18,834
Provision (benefit) for income taxes	(5,272)	3,349	—	219	(133)	(25)		14,011
					15,848	(26)

Income (loss) from continuing operations	$(33,194)	$4,106	$4,084	$4,905	$24,922			$4,823

Earnings per share—income (loss) from continuing operations:
Basic	$(1.77)							$0.10

Diluted	$(1.77)							$0.10

Weighted average shares:
Basic	18,757	13,342			9,488	(27c	)	47,587

					6,000	(27d	)
Diluted	18,757	13,342			9,488	(27c	)	47,587

					6,000	(27d	)

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2012

(In thousands, except per share amounts)

	ACADIA(1)	COMPLETED ACQUISITIONS(17)	AMICARE(2)	BCA(3)	PRO FORMA ADJUSTMENTS	NOTES		PRO FORMA COMBINED
Revenue before provision for doubtful accounts	$298,638	$30,079	$47,220	$48,427				$424,364
Provision for doubtful accounts	(5,429)	(689)	(1,340)	(1,157)				(8,615)

Revenue	293,209	29,390	45,880	47,270				415,749
Salaries, wages and benefits	173,590	15,391	29,877	24,650				243,508
Professional fees	13,521	1,060	1,249	1,666				17,496
Supplies	14,148	1,328	813	2,223				18,512
Rents and leases	6,244	25	1,773	471				8,513
Other operating expenses	30,768	3,358	6,044	8,727				48,897
Depreciation and amortization	5,332	584	703	951	100	(20e	)	7,930
					260	(20f	)
Interest expense, net	22,186	313	1,015	242	2,006	(21b	)	25,762
Sponsor management fees	—	—	—	524	(524)	(22)		—
Transaction-related expenses	2,097	—	—	—	(2,097)	(23)		—

Total expenses	267,886	22,059	41,474	39,454	(255)			370,618
Income (loss) from continuing operations before income taxes	25,323	7,331	4,406	7,816	255			45,131
Provision (benefit) for income taxes	9,307	2,827	—	(5)	99	(26)		12,228

Income (loss) from continuing operations	$16,016	$4,504	$4,406	$7,821	$156			$32,903

Earnings per share—income (loss) from continuing operations:
Basic	$0.44							$0.69

Diluted	$0.43							$0.69

Weighted average shares:
Basic	36,795				4,900	(27c	)	47,695

					6,000	(27d	)
Diluted	37,006				4,900	(27c	)	47,906

					6,000	(27d	)

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2011

(In thousands, except per share amounts)

	ACADIA(1)	COMPLETED ACQUISITIONS(18)	AMICARE(2)	BCA(3)	PRO FORMA ADJUSTMENTS	NOTES		PRO FORMA COMBINED
Revenue before provision for doubtful accounts	$142,797	$161,249	$43,539	$40,915				$388,500
Provision for doubtful accounts	(1,654)	(5,220)	(951)	(1,351)				(9,176)

Revenue	141,143	156,029	42,588	39,564				379,324
Salaries, wages and benefits	108,158	88,869	27,858	22,189				247,074
Professional fees	5,018	10,478	1,457	1,735				18,688
Supplies	7,645	7,792	865	2,117				18,419
Rents and leases	3,576	4,205	1,494	1,334				10,609
Other operating expenses	12,760	17,895	6,438	7,224				44,317
Depreciation and amortization	3,108	3,124	691	674	112	(20e	)	8,302
					593	(20f	)
Interest expense, net	4,143	18,667	1,318	105	1,910	(21b	)	26,143
Sponsor management fees	1,135	—	—	813	(1,948)	(22)		—
Transaction-related expenses	10,595	—	—	—	(10,595)	(23)		—
Legal settlement	—	446	—	—				446

Total expenses	156,138	151,476	40,121	36,191	(9,928)			373,998
Income (loss) from continuing operations before income taxes	(14,995)	4,553	2,467	3,373	9,928			5,326
Provision (benefit) for income taxes	3,426	2,272	—	160	(133)	(25)		9,597
					3,872	(26)

Income (loss) from continuing operations	$(18,421)	$2,281	$2,467	$3,213	$6,189			$(4,271)

Earnings per share—income (loss) from continuing operations:
Basic	$(1.05)							$(0.09)

Diluted	$(1.05)							$(0.09)

Weighted average shares:
Basic	17,633	14,475			9,488	(27c	)	47,596

					6,000	(27d	)
Diluted	17,633	14,475			9,488	(27c	)	47,596

					6,000	(27d	)

See accompanying notes to unaudited pro forma financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Dollars in thousands, except per share amounts)

(1)	The amounts in this column represent, for Acadia, actual results for the periods presented.
(2)	The amounts in this column represent, for AmiCare, actual results for the periods presented.
(3)	The amounts in this column represent, for BCA, actual results for the periods presented.
(4)	Represents cash not acquired as part of the acquisitions.
(5)	Reflects the elimination of equity accounts of AmiCare and BCA.
(6)	Reflects the elimination of deferred financing costs in connection with the repayment of debt.
(7)	Represents adjustments based on preliminary estimates of fair value and the adjustment to goodwill derived from the difference in the estimated total consideration to be transferred by Acadia and the estimated fair value of assets acquired and liabilities assumed by Acadia, calculated as follows:

(a)	AmiCare:

Estimated cash consideration	$113,000
Cash and cash equivalents	—
Accounts receivable	4,405
Other current assets	885
Property and equipment	20,923
Intangible assets	1,790
Other long-term assets	—
Accounts payable	(504)
Accrued salaries and benefits	(2,373)
Other accrued liabilities	(940)
Other long-term liabilities	(173)

Fair value of assets acquired less liabilities assumed	$24,013

Estimated goodwill	$88,987
Less: historical goodwill	(14,175)

Goodwill adjustment	$74,812

(b)	BCA:

Estimated cash consideration	$145,000
Cash and cash equivalents	—
Accounts receivable	7,095
Other current assets	1,948
Property and equipment	23,947
Intangible assets	1,925
Other long-term assets	259
Accounts payable	(2,843)
Accrued salaries and benefits	(2,536)
Other accrued liabilities	(303)
Other long-term liabilities	(527)

Fair value of assets acquired less liabilities assumed	$28,965

Estimated goodwill	$116,035
Less: historical goodwill	(16,550)

Goodwill adjustment	$99,485

The acquired assets and liabilities assumed will be recorded at their relative fair values as of the closing date of the acquisitions. Estimated goodwill is based upon a determination of the fair value of assets acquired and liabilities assumed that is preliminary and subject to revision as the value of total consideration is finalized and additional information related to the fair value of property and equipment and other assets (including intangible assets) acquired and liabilities assumed becomes available. The actual determination of the fair value of assets acquired and liabilities assumed will differ from that assumed in these unaudited pro forma condensed combined financial statements and such differences may be material. Qualitative factors comprising goodwill include efficiencies derived through synergies expected by the elimination of certain redundant corporate functions and expenses, the ability to leverage call center referrals to a broader provider base, coordination of services provided across the combined network of facilities, achievement of operating efficiencies by benchmarking performance and applying best practices throughout the combined company.

(8)	Represents a $33,780 increase in cash as a result of the planned acquisitions of BCA and AmiCare and relating financing transactions. Acadia expects to issue $165,000 of incremental term loans through an amendment to its existing senior credit facility, or Incremental Term Loans, and to issue additional common shares for estimated net proceeds of $131,280. Based on the assumed public offering price of $22.95, which was the closing price of our common stock on November 30, 2012 as reported on The NASDAQ Global Market, the number of shares to be issued is 6,000,000 with a par value of $0.01, which results in additional common stock of $60 and additional paid-in capital of $131,220 and includes estimated underwriting discounts and other offering expenses of $6,420. The sources and uses of cash in connection with the acquisitions are expected to be as follows:

Sources:
Incremental Term Loans	$165,000
Equity issuance	131,280
Uses:
AmiCare cash consideration	(113,000)
BCA cash consideration	(145,000)
Transaction-related expenses(a)	(4,500)

Cash adjustment	$33,780

(a)	Estimated costs to be incurred in connection with the BCA and AmiCare transactions include $3,000 of debt financing costs associated with the Incremental Term Loans and $1,500 of acquisition costs.

(9)	Represents the issuance of Incremental Term Loans, the elimination of debt not assumed in the BCA and AmiCare acquisitions and the amendment to the credit agreement to adjust the payment schedule for existing loans, as follows:

	CURRENT PORTION	LONG-TERM PORTION	TOTAL DEBT
Elimination of AmiCare debt not assumed	$(4,283)	$(18,637)	$(22,920)
Elimination of BCA debt not assumed	(2,613)	(2,316)	(4,929)
Incremental Term Loan	4,125	160,875	165,000
Amendment to credit agreement	(8,275)	8,275	—

Adjustments	$(11,046)	$148,197	$137,151

(10)	Represents the following adjustments to eliminate the assets and liabilities of BCA’s Permian Basin facility, which will be divested prior to the acquisition:

Accounts receivable, net	$1,082
Other current assets	521
Property and equipment held for sale	330
Other assets	387

$2,320

Accounts payable	$235
Accrued salaries and benefits	141
Other accrued liabilities	14
Other liabilities	431

$821

(11)	The amounts in this column represent, for YFCS, actual results for the periods presented, up to the April 1, 2011 acquisition date. The condensed consolidated statements of operations of YFCS have been reclassified to present the provision for doubtful accounts as a deduction from revenue in accordance with Accounting Standards Update No. 2011-07, “Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities,” or ASU 2011-07.
(12)	The amounts in this column represent, for PHC, actual results for the periods presented, up to the November 1, 2011 acquisition date. The condensed consolidated statements of operations of PHC have been reclassified to conform to Acadia’s expense classification policies, including the reclassification of the provision for doubtful accounts from operating expenses to a deduction from revenue.
(13)	The amounts in this column represent, for HHC Delaware, actual results for the periods presented, up to July 1, 2011, the date of PHC’s acquisition of HHC Delaware. The condensed consolidated statements of operations of HHC Delaware have been reclassified to present the provision for doubtful accounts as a deduction from revenue in accordance with ASU 2011-07.
(14)	The amounts in this column represent, for the Haven Facilities, actual results for the periods presented, up to the March 1, 2012 acquisition date.

(15)	The amounts in this column represent, for other acquisitions, actual results for the periods presented, up to the acquisition dates.
(16)	The amounts in this column represent pro forma combined results of operations for acquisitions completed as of September 30, 2012 for the year ended December 31, 2011 as detailed below.

	YFCS (11)	PHC (12)	HHC DELAWARE (13)	HAVEN FACILITIES (14)	OTHER ACQUISITIONS (15)	PRO FORMA ADJUSTMENTS	NOTES		COMPLETED ACQUISITIONS
Revenue before provision for doubtful accounts	$45,686	$59,786	$7,541	$43,448	$30,516				$186,977
Provision for doubtful accounts	(208)	(3,466)	(339)	(1,458)	(736)				(6,207)

Revenue	45,478	56,320	7,202	41,990	29,780				180,770
Salaries, wages and benefits	29,502	31,569	4,747	21,391	14,835				102,044
Professional fees	—	6,365	454	1,374	1,949	1,901	(19)		12,043
Supplies	—	2,299	469	2,819	1,269	2,204	(19)		9,060
Rents and leases	—	3,048	19	171	—	1,320	(19)		4,558
Other operating expenses	9,907	7,576	410	4,119	3,808	(5,425)	(19)		20,395
Depreciation and amortization	819	1,051	179	1,046	475	(294)	(20a	)	3,655
						430	(20b	)
						(470)	(20c	)
						419	(20d	)
Interest expense, net	1,726	1,160	224	343	—	17,661	(21a	)	21,114
Sponsor management fees	—	—	226	—	—	(226)	(22)		—
Transaction-related expenses	—	3,374	—	—	—	(3,374)	(23)		—
Change in fair value of derivatives	—	—	—	(276)	—	276	(24)		—
Legal settlement	—	446	—	—	—				446

Total expenses	41,954	56,888	6,728	30,987	22,336	14,422			173,315
Income (loss) from continuing operations before income taxes	3,524	(568)	474	11,003	7,444	(14,422)			7,455
Provision (benefit) for income taxes	1,404	403	193	4,071	2,903	(5,625)	(26)		3,349

Income (loss) from continuing operations	$2,120	$(971)	$281	$6,932	$4,541	$(8,797)			$4,106

Weighted average shares:
Basic						4,074	(27a	)	13,342

						9,268	(27b	)
Diluted						4,074	(27a	)	13,342

						9,268	(27b	)

(17)	The amounts in this column represent pro forma information for acquisitions completed as of September 30, 2012 for the nine months ended September 30, 2012.

	HAVEN FACILITIES (14)	OTHER ACQUISITIONS (15)	PRO FORMA ADJUSTMENTS	NOTES		COMPLETED ACQUISITIONS
Revenue before provision for doubtful accounts	$7,158	$22,921				$30,079
Provision for doubtful accounts	(233)	(456)				(689)

Revenue	6,925	22,465				29,390
Salaries, wages and benefits	3,694	11,697				15,391
Professional fees	222	838				1,060
Supplies	461	867				1,328
Rents and leases	25	—				25
Other operating expenses	687	2,671				3,358
Depreciation and amortization	172	341	(76)	(20c	)	584
			147	(20d	)
Interest expense, net	56	—	257	(21a	)	313

Total expenses	5,317	16,414	328			22,059
Income (loss) from continuing operations before income taxes	1,608	6,051	(328)			7,331
Provision (benefit) for income taxes	595	2,360	(128)	(26)		2,827

Income (loss) from continuing operations	$1,013	$3,691	$(200)			$4,504

(18)	The amounts in this column represent pro forma information for acquisitions completed as of September 30, 2012 for the nine months ended September 30, 2011.

	YFCS (11)	PHC (12)	HHC DELAWARE (13)	HAVEN FACILITIES (14)	OTHER ACQUISITIONS (15)	PRO FORMA ADJUSTMENTS	NOTES		COMPLETED ACQUISITIONS
Revenue before provision for doubtful accounts	$45,686	$52,989	$7,541	$32,872	$22,161				$161,249
Provision for doubtful accounts	(208)	(3,006)	(339)	(1,225)	(442)				(5,220)

Revenue	45,478	49,983	7,202	31,647	21,719				156,029
Salaries, wages and benefits	29,502	27,840	4,747	16,097	10,683				88,869
Professional fees	—	5,630	454	1,024	1,469	1,901	(19)		10,478
Supplies	—	2,062	469	2,128	929	2,204	(19)		7,792
Rents and leases	—	2,736	19	130	—	1,320	(19)		4,205
Other operating expenses	9,907	6,914	410	3,015	3,074	(5,425)	(19)		17,895
Depreciation and amortization	819	918	179	789	387	(294)	(20a	)	3,124
						397	(20b	)
						(357)	(20c	)
						286	(20d	)
Interest expense, net	1,726	968	224	261	—	15,488	(21a	)	18,667
Sponsor management fees	—	—	226	—	—	(226)	(22)		—
Transaction-related expenses	—	2,896	—	—	—	(2,896)	(23)		—
Change in fair value of derivatives	—	—	—	(221)	—	221	(24)		—
Legal settlement	—	446	—	—	—				446

Total expenses	41,954	50,410	6,728	23,223	16,542	12,619			151,476
Income (loss) from continuing operations before income taxes	3,524	(427)	474	8,424	5,177	(12,619)			4,553
Provision (benefit) for income taxes	1,404	459	193	3,118	2,019	(4,921)	(26)		2,272

Income (loss) from continuing operations	$2,120	$(886)	$281	$5,306	$3,158	$(7,698)			$2,281

Weighted average shares:
Basic						4,892	(27a	)	14,475

						9,583	(27b	)
Diluted						4,892	(27a	)	14,475

						9,583	(27b	)

(19)	Reflects the reclassification from YFCS other operating expenses of: (a) professional fees of $1,901 for the three months ended March 31, 2011, (b) supplies expense of $2,204 for the three months ended March 31, 2011, and (c) rent expense of $1,320 for the three months ended March 31, 2011.
(20)	Represents the adjustments to depreciation and amortization expense as a result of recording the property and equipment and intangible assets at preliminary estimates of fair value as of the respective dates of the acquisitions, as follows:

(a)	YFCS acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	NINE MONTHS ENDED SEPTEMBER 30, 2011
Land	$5,122	N/A	$—	$—	$—
Land improvements	2,694	10	22	66	66
Building and improvements	21,562	25, or lease term	73	219	219
Equipment	2,024	3-7	53	159	159
Construction in progress	239	N/A	—	—	—

	31,641		148	444	444
Indefinite-lived intangible assets	3,835	N/A	—	—	—
Non-compete intangible asset	321	1	27	81	81
Patient-related intangible asset	1,200	0.25	400	—	—

Total depreciation and amortization expense				525	525

Less: historical depreciation and amortization expense				(819)	(819)

Depreciation and amortization expense adjustment				$(294)	$(294)

The adjustment to decrease depreciation and amortization expense relates to the excess of the historical amortization of the pre-acquisition intangible assets of YFCS over the amortization expense resulting from the intangible assets identified by Acadia in its acquisition of YFCS.

(b)	PHC acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	NINE MONTHS ENDED SEPTEMBER 30, 2011
Land	$2,940	N/A	$—	$—	$—
Building and improvements	12,194	25, or lease term	102	1,020	918
Equipment	1,751	3-7	29	290	261

	16,885		131	1,310	1,179
Indefinite-lived intangible assets	1,425	N/A	—	—	—
Customer contract intangibles	2,100	5	35	350	315

Total depreciation and amortization expense				1,660	1,494

Less: PHC and MeadowWood historical depreciation and amortization expense				(1,230)	(1,097)

Depreciation and amortization expense adjustment				$430	$397

(c)	Haven Facilities acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	NINE MONTHS ENDED SEPTEMBER 30, 2012	NINE MONTHS ENDED SEPTEMBER 30, 2011
Land	$2,960	N/A	$—	$—	$—	$—
Building and improvements	8,840	25, or lease term	29	348	58	261
Equipment	871	3-7	15	180	30	135
Construction in progress	52	N/A	—	—	—	—

	12,723		44	528	88	396
Indefinite-lived intangible assets	1,050	N/A	—	—	—	—
Non-compete intangible asset	150	3	4	48	8	36

Total depreciation and amortization expense				576	96	432

Less: historical depreciation and amortization expense				(1,046)	(172)	(789)

Depreciation and amortization expense adjustment				$(470)	$(76)	$(357)

(d)	Other acquisitions:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	NINE MONTHS ENDED SEPTEMBER 30, 2012	NINE MONTHS ENDED SEPTEMBER 30, 2011
Land	$1,137	N/A	$—	$—	$—	$—
Land improvements	2,601	10	22	260	176	198
Building and improvements	9,296	25, or lease term	31	372	248	279
Equipment	481	3-7	8	96	64	72
Construction in progress	109	N/A	—	—	—	—

	13,624		61	728	488	549
Indefinite-lived intangible assets	3,151	N/A	—	—	—	—
Non-compete intangible asset	166	1	14	166	—	124

Total depreciation and amortization expense				894	488	673

Less: historical depreciation and amortization expense				(475)	(341)	(387)

Depreciation and amortization expense adjustment				$419	$147	$286

(e)	AmiCare acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	NINE MONTHS ENDED SEPTEMBER 30, 2012	NINE MONTHS ENDED SEPTEMBER 30, 2011
Land	$1,381	N/A	$—	$—	$—	$—
Building and improvements	16,930	25, or lease term	56	677	508	508
Equipment	1,723	3-7	29	345	258	258
Construction in progress	889	N/A	—	—	—	—

	20,923		85	1,022	766	766
Indefinite-lived intangible assets	1,640	N/A	—	—	—	—
Non-compete intangible asset	150	3	4	50	37	37

Total depreciation and amortization expense				1,072	803	803

Less: historical depreciation and amortization expense				(925)	(703)	(691)

Depreciation and amortization expense adjustment				$147	$100	$112

(f)	BCA acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	NINE MONTHS ENDED SEPTEMBER 30, 2012	NINE MONTHS ENDED SEPTEMBER 30, 2011
Land	$1,301	N/A	$—	$—	$—	$—
Building and improvements	15,073	25, or lease term	50	603	452	452
Equipment	5,057	3-7	84	1,011	759	759
Construction in progress	2,516	N/A	—	—	—	—

	23,947		134	1,614	1,211	1,211
Indefinite-lived intangible assets	1,850	N/A	—	—	—	—
Non-compete intangible asset	75	1		75	—	56

Total depreciation and amortization expense				1,689	1,211	1,267

Less: historical depreciation and amortization expense				(955)	(951)	(674)

Depreciation and amortization expense adjustment				$734	$260	$593

(21)

(a)	Represents adjustments to interest expense to give effect to the Senior Secured Credit Facility entered into by Acadia on April 1, 2011, the issuance of $150,000 of Senior Notes on November 1, 2011, the amendment to the interest rate applicable to the Senior Secured Credit Facility on November 1, 2011, and the amendment to the Senior Secured Credit Facility on March 1, 2012 to issue incremental term loans of $25,000 and increase the revolving line of credit from $30,000 to $75,000 and to the borrowing of $7,000 under the revolving line of credit. Interest expense includes related amortization of $1,000 of deferred financing cost and debt discounts for the year ended December 31, 2011 and $900 for the nine months ended September 30, 2011. The interest expense calculation for the amendment to the Senior Secured Credit Facility on March 1, 2012 assumes the 4.5% rate in effect as of such date was in place throughout the period.

	TWELVE MONTHS ENDED DECEMBER 31, 2011	NINE MONTHS ENDED SEPTEMBER 30, 2012	NINE MONTHS ENDED SEPTEMBER 30, 2011
Interest related to Senior Secured Credit Facility entered into on April 1, 2011	$1,992	$—	$1,992
Interest related to Senior Notes issued on November 1, 2011	17,100	—	15,390
Interest related to amendment to the Senior Secured Credit Facility on November 1, 2011	331	—	249
Interest related to amendment to the Senior Secured Credit Facility on March 1, 2012	1,914	313	1,036
Less: historical interest expense of Acadia (for the period prior to April 1, 2011), YFCS, PHC, MeadowWood, and Haven as to which the related debt has been repaid	(3,676)	(56)	(3,179)

Interest expense adjustment	$17,661	$257	$15,488

(b)	Represents adjustments to interest expense to give effect to the Incremental Term Loans based on an estimated interest rate of 3.25% and to adjust historical interest expense on the Senior Secured Credit facility entered on April 1, 2011 from the interest rate that was in effect for that period to 3.25%. Interest expense includes related amortization of $650 of deferred financing cost and debt discounts for the year ended December 31, 2011 and $450 for the nine months ended September 30, 2011 and 2012. The interest expense calculation for the Senior Secured Credit Facility assumes the 3.25% rate was in place throughout the period.

	TWELVE MONTHS ENDED DECEMBER 31, 2011	NINE MONTHS ENDED SEPTEMBER 30, 2012	NINE MONTHS ENDED SEPTEMBER 30, 2011
Interest related to Incremental Term Loans	$5,916	$4,449	$4,358
Effect of amendment to lower interest rate on Senior Secured Credit Facility	(1,687)	(1,186)	(1,025)
Less: historical interest expense of BCA and AmiCare as to which the related debt will not be assumed	(1,929)	(1,257)	(1,423)

Interest expense adjustment	$2,300	$2,006	$1,910

An increase or decrease of 0.125% in the assumed interest rate would result in a change in interest expense of $395 for the year ended December 31, 2011 and $269 and $304 for the nine month periods ended September 30, 2012 and 2011.

(22)	For Acadia, represents the elimination of advisory fees paid to Waud Capital Partners pursuant to Acadia’s professional services agreement, which was terminated on November 1, 2011 in connection with the PHC acquisition. For BCA, represents management fees paid to its equity sponsor and parent company. For HHC Delaware, represents management fees paid to its parent company.
(23)	Reflects the removal of acquisition-related expenses included in the historical statements of operations relating to Acadia’s acquisition of YFCS, PHC, the Haven Facilities and other acquisitions and PHC’s acquisition of HHC Delaware and sale to Acadia.
(24)	Reflects the elimination of the change in fair value associated with interest rate swap agreements, which were not assumed by Acadia in the acquisition of the Haven Facilities.
(25)	Reflects a decrease in income taxes of $133 for the three months ended March 31, 2011 to give effect to the election by Acadia Healthcare Company, LLC to be treated as a taxable corporation effective April 1, 2011.
(26)	Reflects adjustments to income taxes to reflect the impact of the above pro forma adjustments applying combined federal and state statutory tax rates for the respective periods.

(27)	Represents adjustments to weighted average shares used to compute basic and diluted earnings (loss) per share to reflect the following:

(a)	The effect of the 4,892,000 shares of common stock of Acadia issued to PHC stockholders on November 1, 2011, which resulted in an increase in weighted average shares outstanding of 4,074,000 shares for the year ended December 31, 2011 and 4,892,000 shares for the nine months ended September 30, 2011.
(b)	The effect of the 9,583,000 shares of common stock issued by Acadia on December 20, 2011, which resulted in an increase in weighted average shares outstanding of 9,268,000 shares for the year ended December 31, 2011and 9,583,000 shares for the nine months ended September 30, 2011. The proceeds from such offering of common stock were used to partially fund Acadia’s acquisition of the Haven Facilities.
(c)	The effect of the 9,488,000 shares of common stock issued by Acadia on May 9, 2012, which resulted in an increase in weighted average shares outstanding of 9,488,000 shares for the year ended December 31, 2011, 4,900,000 shares for the nine months ended September 30, 2012 and 9,488,000 shares for the nine months ended September 30, 2011. The proceeds from such offering of common stock were used to partially fund Acadia’s acquisition of the Haven Facilities.
(d)	The effect of an estimated 6,000,000 shares of common stock to be issued by Acadia in this offering, which resulted in an increase in weighted average shares outstanding of 6,000,000 shares for the year ended December 31, 2011, 6,000,000 shares for the nine months ended September 30, 2012 and 6,000,000 shares for the nine months ended September 30, 2011. The proceeds from such offering of common stock are to be used to partially fund Acadia’s planned acquisition of BCA and AmiCare.

SELLING STOCKHOLDERS

The table below sets forth information with respect to the selling stockholders and the shares of our common stock beneficially owned by the selling stockholders as of November 30, 2012. The percentages of shares owned prior to and after the offering are based on the 41,837,360 shares of our common stock outstanding as of November 30, 2012. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders, in the aggregate, and that the selling stockholders do not acquire any additional shares. Information in the table below with respect to beneficial ownership has been furnished by each of the selling stockholders, and we have not sought to verify such information

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days after November 30, 2012, but excludes shares of common stock underlying options or warrants held by any other person.

Except as indicated by footnote, the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name (1)	Shares Beneficially Owned Before the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering
				Assuming the Underwriters’ Option is Not Exercised		Number of Shares Offered in Underwriters’ Option	Assuming the Underwriters’ Option is Exercised in Full
	Number	Percentage		Number	Percentage		Number	Percentage
Waud Capital Partners (2)	18,247,243	43.6%	2,837,282	15,409,961	31.6%	425,591	14,984,370	30.0%
Joey A. Jacobs (3)	1,427,438	3.4%	266,177	1,161,261	2.4%	39,927	1,121,334	2.2%
Brent Turner (4)	371,045	*	70,337	300,708	*	10,551	290,157	*
Bruce A. Shear (5)	351,450	*	50,000	301,450	*	7,500	293,950	*
Norman K. Carter, III (6)	322,572	*	62,571	260,001	*	9,386	250,615	*
Ronald M. Fincher (7)	316,962	*	59,390	257,572	*	8,909	248,663	*
Christopher L. Howard (8)	310,385	*	58,490	251,895	*	8,774	243,121	*
Jack E. Polson (9)	302,171	*	58,490	243,681	*	8,774	234,907	*
Karen M. Prince (10)	254,297	*	48,915	205,382	*	7,337	198,045	*
Robert W. Swinson (11)	114,628	*	22,277	92,351	*	—	92,351	*
Fred T. Dodd, Jr. (12)	110,489	*	20,500	89,989	*	3,075	86,914	*
Danny E. Carpenter (13)	103,092	*	18,920	84,172	*	2,838	81,334	*
Randall P. Goldberg (14)	14,567	*	2,087	12,480	*	313	12,167	*
Gary A. Mecklenburg (15)	5,934	*	1,187	4,747	*	178	4,569	*

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)	Each of the selling stockholders, other than Bruce A. Shear and Gary A. Mecklenburg, is a party to a stockholders agreement with Acadia. See “Risk Factors–We are party to a stockholders agreement with Waud Capital Partners which provides them with certain rights over Company matters.”
(2)

Includes 14,563,927 shares owned of record as follows: (i) 2,646,915 shares by Waud Capital Partners II, L.P. (“WCP II”); (ii) 4,838,981 shares by Waud Capital Partners QP II, L.P. (“Waud QP II”); (iii) 842,217 shares by the Reeve B. Waud 2011 Family Trust; (iv) 93,580 shares by Waud Family Partners, L.P. (“WFP LP”); (v) 738,513 shares by WCP FIF II (Acadia), L.P. (“WCP FIF II”); (vi) 756,365 shares by Waud Capital Affiliates II, L.L.C. (“Waud Affiliates II”); (vii) 388,167 shares by Waud Capital Affiliates III, L.L.C. (“Waud Affiliates III”); (viii) 1,054,368 shares by WCP FIF III (Acadia), L.P. (“WCP FIF III”); (ix)

2,402,453 shares by Waud Capital Partners QP III, L.P. (“Waud QP III”); (x) 424,848 shares by Waud Capital Partners III, L.P. (“WCP III”); (xi) 338,253 shares by Reeve B. Waud; (xii) 33,333 shares by Melissa W. Waud, Mr. Waud’s wife; and (xiii) 5,934 shares by Gary A. Mecklenburg. The reported shares also include 35,670 shares held by directors of Acadia appointed by the WCP Investors (as defined in the stockholders agreement described below), other than Mr. Waud. Waud Capital Partners Management II, L.P. (“WCPM II”), as the general partner of WCP II, Waud QP II and WCP FIF II and the Manager of Waud Affiliates II, and Waud Capital Partners II, L.L.C. (“Waud II LLC”), as the general partner of WCPM II, may be deemed to share beneficial ownership of the shares held of record by such entities. Waud Capital Partners Management III, L.P. (“WCPM III”), as the general partner of WCP III, Waud QP III and WCP FIF III and the Manager of Waud Affiliates III, and Waud Capital Partners III, L.L.C. (“Waud III LLC”), as the general partner of WCPM III, may be deemed to share beneficial ownership of the shares held of record by such entities. Mr. Waud, who is also on our board of directors, may be deemed to beneficially own the shares of common stock held by each of the above entities by virtue of his (A) making decisions for the Limited Partner Committee of each of WCPM II and WCPM III, (B) being the manager of Waud II LLC, Waud III LLC and WFP LP, (C) being the investment advisor of the Reeve B. Waud 2011 Family Trust and (D) being married to Ms. Waud. In connection with Acadia’s acquisition of PHC, Waud Capital Partners and certain of its affiliates entered into a stockholders agreement with Acadia and certain current and former members of our management. The parties to the stockholders agreement granted WCP II a proxy to vote their shares in connection with the election and removal of directors and certain other matters in the manner directed by the holders of a majority of the stock held by Waud Capital Partners. As a result, WCP II, WCPM II, Waud II LLC and Mr. Waud may be deemed to share beneficial ownership of the shares held by the current and former members of our management that have granted Waud Capital Partners a proxy pursuant to the stockholders agreement. As a result, the shares owned by our executive officers listed in the table above are included in the shares reported for Waud Capital Partners. In addition, the following shares held by other parties to the stockholders agreement who are not executive officers of the Company are included in the shares reported for Waud Capital Partners in the table above: Jack E. Polson (302,171 shares); Norman K. Carter, III (322,572 shares); Karen M. Prince (254,297 shares); Danny Carpenter (103,092 shares); Fred T. Dodd, Jr. (110,489 shares); Robert W. Swinson (114,628 shares); and Randall P. Goldberg (14,567 shares).
(3)	Includes 23,271 shares of restricted stock and 1,184,623 shares owned of record by the Joey A. Jacobs 2011 Grantor Retained Annuity Trust (Acadia), which is selling all of the shares reflected in the table above in this offering. Mr. Jacobs is our Chairman and Chief Executive Officer.
(4)	Includes 9,643 shares of restricted stock and 236,925 shares owned of record by the William Brent Turner 2011 Grantor Retained Annuity Trust, which is not selling any shares in this offering. Mr. Turner is our President.
(5)	Includes 34,920 shares of common stock issuable pursuant to currently exercisable stock options having an exercise price range of $4.32 to $11.80 per share. Mr. Shear is our Executive Vice Chairman.
(6)	Mr. Carter is our former Co-President and Chief Executive Officer.
(7)	Includes 9,643 shares of restricted stock and 177,694 shares owned of record by the Ron Fincher 2011 Grantor Retained Annuity Trust, which is not selling any shares in this offering. Mr. Fincher is our Chief Operating Officer.
(8)	Includes 8,214 shares of restricted stock. Mr. Howard is our Executive Vice President, General Counsel and Secretary.
(9)	Includes 51,084 shares owned of record by the Jack E. Polson Family 2012 Grantor Retained Annuity Trust, which is not selling any shares in this offering. Mr. Polson is our former Chief Financial Officer and Executive Vice President.
(10)	Ms. Prince is our former Division President and Chief Operating Officer.
(11)	Mr. Swinson is our former Division Chief Financial Officer.
(12)	Includes 3,250 shares of restricted stock. Mr. Dodd is our Chief Compliance Officer.
(13)	Includes 3,250 shares of restricted stock. Mr. Carpenter is our Division Chief Financial Officer.
(14)	Includes 3,250 shares of restricted stock. Mr. Goldberg is our Vice President - Business Development.
(15)	Mr. Mecklenburg is a former member of the Board of Managers of Acadia Healthcare Company, LLC.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to a Non-U.S. Holder (as defined below) that purchases such shares in this offering. This summary applies only to a Non-U.S. Holder that holds our common stock as a capital asset (i.e., generally as an investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

This summary is based upon the provisions of the Code, the U.S. Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this prospectus supplement. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.

This discussion does not address all aspects of U.S. federal income taxation or any aspects of alternative minimum, estate, state, local, or non-U.S. taxation. In addition, this discussion does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, including, but not limited to insurance companies; tax-exempt organizations; financial institutions; regulated investment companies; tax-qualified retirement plans; brokers or dealers in securities; investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; controlled foreign corporations; passive foreign investment companies; expatriates and former long-term residents of the United States; passive foreign investment companies; and investors in pass-through entities. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership or any other entity or arrangement taxed as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the equity owner of such partnership and the activities of the partnership. Accordingly, partnerships (and entities and arrangements taxed as partnerships) that hold our common stock and owners in such partnerships (or other entities or arrangements taxed as partnerships) are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, AS WELL AS THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder).

Dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI (or other applicable form) must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Sale or Other Disposition of our Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships).

Gain on Sale or Other Disposition of our Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

•

if you are a nonresident alien individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such Non-U.S. Holder’s country of residence) on the net gain derived from the sale, which may be offset by U.S. source capital losses, if any, recognized in the taxable year of the disposition of our common stock.

With respect to the third bullet point above, generally, we will be a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the Non-U.S. Holder actually or constructively held more than five percent of our common stock at any time during the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of distributions paid to you and the amount of tax, if any, withheld with respect to such distributions. Under tax treaties or other agreements, the IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to additional information reporting requirements and backup withholding tax (currently at a rate of 28% but scheduled to increase to 31% as of January 1, 2013) with respect to distributions paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, proposed U.S. Treasury regulations and subsequent IRS guidance provide that the withholding provisions described above will generally apply to payments of dividends or distributions on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. The guidance described above will not be effective until it is reflected in final U.S. Treasury regulations. Prospective investors should consult their tax advisors regarding these withholding provisions.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Jefferies & Company, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,172,987
Citigroup Global Markets Inc.	2,432,624
Jefferies & Company, Inc.	2,115,325
RBC Capital Markets, LLC	1,269,194
Raymond James & Associates, Inc.	1,057,662
Avondale Partners, LLC	528,831

Total	10,576,623

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.54 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The table below shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$22.50	$237,974,018	$273,594,960
Underwriting discount	$.90	$9,518,961	$10,943,798
Proceeds, before expenses, to us	$21.60	$151,200,000	$173,880,000
Proceeds, before expenses, to the selling stockholders	$21.60	$77,255,057	$88,771,162

The expenses of the offering, not including the underwriting discount, are estimated at $915,000 and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters to purchase up to 1,050,000 additional shares and certain of the selling stockholders, collectively, have granted an option to the underwriters to purchase up to 533,153 additional shares, each exercisable for 30 days after the date of this prospectus supplement at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•

sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a “put equivalent position” within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or liquidate or decrease any “call equivalent position” within the meaning of Rule 16a-1(b) of the Exchange Act, pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of (i) any shares of our common stock or (ii) any options or warrants or other rights to acquire common stock or any securities exchangeable or exercisable for or convertible into shares of our common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of common stock, or Related Securities, that are currently or hereafter owned either of record or beneficially;

•

enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise;

•

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of our common stock or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect any such registration; or

•	publicly announce an intention to do any of the foregoing.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Global Market Listing

The shares are listed on The NASDAQ Global Market under the symbol “ACHC.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In particular, affiliates of the underwriters, including Citigroup Global Markets Inc., Raymond James & Associates, Inc., RBC Capital Markets, LLC and Jefferies & Company, Inc., are lenders under the Senior Secured Credit Facility. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swing line lender and letter of credit issuer under the Senior Secured Credit Facility. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

This prospectus supplement has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the common shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus supplement or any other prospectus, disclosure document, offering material or advertisement relating to the common shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to Prospective Investors in Korea

This prospectus supplement should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell our securities in the Republic of Korea ( “Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus supplement to acquire the securities under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The securities have not been registered with the Financial Services Commission of Korea in any way pursuant to the FSCMA, and the securities may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the securities may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold securities complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold securities.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth in this prospectus supplement and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the common stock we are offering by this prospectus supplement will be passed upon for us and certain of the selling stockholders by Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee. Certain legal matters will be passed upon for Waud Capital Partners and its affiliates, as selling stockholders, by Kirkland & Ellis LLP (a partnership that includes professional associations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are partners in a partnership that is an investor in one or more investment funds affiliated with Waud Capital Partners. Covington & Burling LLP, New York, New York is counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Acadia Healthcare Company, Inc. as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, appearing in Acadia Healthcare Company Inc.’s Current Report (Form 8-K) filed on October 17, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Youth and Family Centered Services, Inc. as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, appearing in Acadia Healthcare Company, Inc.’s Current Report (Form 8-K) filed on December 3, 2012, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of PHC, Inc. and subsidiaries as of June 30, 2011 and 2010, and for the years then ended, incorporated by reference in this prospectus supplement, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, also incorporated by reference in this prospectus supplement, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of HHC Delaware, Inc. and Subsidiary as of December 31, 2010 and 2009 (Predecessor) and for the period from November 16, 2010 to December 31, 2010 and for the period from January 1, 2010 to November 15, 2010, and for the year ended December 31, 2009 (Predecessor Periods), appearing in Acadia Healthcare Company, Inc.’s Current Report (Form 8-K) filed on December 3, 2012, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Haven Hospital Holdings, LLC and Haven Hospital Holdings of Texas, LLC as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011, appearing in Acadia Healthcare Company, Inc.’s Current Report (Form 8-K) filed on December 3, 2012, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Behavioral Centers of America, LLC at December 31, 2011 and 2010, and for each of the years then ended, incorporated by reference in this prospectus supplement, have been audited by Lattimore Black Morgan & Cain, PC, independent auditors, as set forth in their report thereon also incorporated by reference in this prospectus supplement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AmiCare Behavioral Centers, LLC at December 31, 2011 and for the year then ended, incorporated by reference in this prospectus supplement, have been audited by Lattimore Black Morgan & Cain, PC, independent auditors, as set forth in their report thereon also incorporated by reference in this prospectus supplement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, information statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

We make available free of charge through our website, which you can find at www.acadiahealthcare.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not part of this prospectus supplement, the accompanying prospectus or any free writing prospectuses or other offering materials.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus supplement is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or contained in another document filed with the SEC in the future which itself is incorporated into this prospectus supplement.

We are incorporating by reference into this prospectus supplement the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the three months ended March 31, 2012, June 30, 2012 and September 30, 2012;

•

our Current Reports on Form 8-K and 8-K/A filed with the SEC on January 5, 2012, January 25, 2012, March 7, 2012, March 23, 2012, March 29, 2012, April 27, 2012, May 21, 2012, May 25, 2012, July 18, 2012, August 3, 2012, September 4, 2012, October 17, 2012, November 1, 2012, November 27, 2012 and December 4, 2012 (other than portions of those documents designated as “furnished”);

•	our Definitive Proxy Statement on Schedule 14A filed on April 27, 2012;

•	a description of our capital stock as set forth in our Registration Statement on Form 8-A, filed on October 31, 2011; and

•

any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offerings under this prospectus supplement; provided that this prospectus supplement will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K.

Any statement incorporated in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Certain financial information incorporated by reference in this prospectus supplement is presented on a basis that is different from the basis on which our most recently published financial information is presented and is therefore not comparable to the subsequently published financial information. You should not rely on the Prior Financials in assessing our financial performance or making an investment decision with respect to this offering. You should instead review carefully and consider the Post Disposition Financials in assessing our financial performance or making an investment decision. For more information, see “Cautionary Note Regarding Financial Information.”

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus supplement. Requests for documents should be submitted in writing to Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000. Our website is at www.acadiahealthcare.com. The information on this website is not part of this prospectus supplement, the accompanying prospectus or any free writing prospectuses or other offering materials.

PROSPECTUS

$200,000,000 of Common Stock

Offered by Acadia Healthcare Company, Inc.

18,500,000 Shares of Common Stock

Offered by the Selling Stockholders

This prospectus is part of a shelf registration statement. Under this shelf registration statement, we may from time to time offer shares of our common stock at prices and on terms determined at the time we offer shares of our common stock, up to an aggregate public offering price of $200,000,000. In addition, Selling Stockholders to be named in a prospectus supplement may offer and sell from time to time up to an aggregate of 18,500,000 shares of common stock. We will provide the specific terms of these offers and sales by us and the Selling Stockholders in supplements to this prospectus.

Our common stock may be sold directly, through agents designated from time to time by us, or to or through underwriters or dealers, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved in the sale of our common stock, their names, and any applicable purchase price, fee, commission or discount arrangement between or among us and them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See “Plan of Distribution.” Our net proceeds from the sale of our common stock also will be set forth in the relevant prospectus supplement. We will not receive any proceeds from sales of common stock by the Selling Stockholders. No common stock offered by this prospectus may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering.

Our common stock is listed on The NASDAQ Global Market under the symbol “ACHC.” On October 16, 2012, the last reported sale price of our common stock on The NASDAQ Global Market was $22.54 per share.

Investing in our common stock involves risks. You should carefully review the discussion under the heading “Risk Factors” on page 3 of this prospectus regarding information included and incorporated by reference in this prospectus and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 1, 2012

Acadia Healthcare Company, Inc. is a Delaware corporation. Our predecessor, Acadia Healthcare Company, LLC, was organized in 2005 and converted to a corporation in May 2011. References in this prospectus to “Acadia,” the “Company,” “we,” “us” and “our” refer to Acadia Healthcare Company, Inc. and its predecessor, Acadia Healthcare Company, LLC.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC. Under this shelf registration process, we are registering our common stock described in this prospectus up to an aggregate amount of $200,000,000 and we may sell our common stock described in this prospectus in one or more offerings. In addition, under this shelf registration process, the Selling Stockholders to be named in a prospectus supplement may offer and sell, from time to time, up to 18,500,000 shares of our common stock.

This prospectus provides a general description of the shares of common stock we may offer and the shares of our common stock that the Selling Stockholders may offer. Each time we sell our common stock, or register shares of our common stock for sale by the Selling Stockholders, we will file a prospectus supplement that will contain specific information about the terms of that offering. See “Plan of Distribution.” The prospectus supplement may also add, update or change information contained in this prospectus. Before investing in our common stock, you should carefully review both this prospectus and any applicable prospectus supplement, together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” Any statement that we make in this prospectus that is inconsistent with a statement made by us in a prospectus supplement will be deemed to be modified or superseded by the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. Neither we nor any Selling Stockholder has authorized anyone to give any information or make any representation about us or itself that is different from, or in addition to, that contained in this prospectus or in any of the documents that we have incorporated by reference into this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the common stock offered by this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus, any accompanying prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

THE COMPANY

We are the leading publicly traded pure-play provider of inpatient behavioral health care services in the United States based upon number of licensed beds. As of September 30, 2012, we operated 33 behavioral health facilities with over 2,300 licensed beds in 19 states. We believe that our primary focus on the provision of behavioral health services allows us to operate more efficiently and provide higher quality care than our competitors.

Our inpatient facilities offer a wide range of inpatient behavioral health care services for children, adolescents and adults. We offer these services through a combination of acute inpatient behavioral facilities and residential treatment centers, or RTCs. Our acute inpatient behavioral facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer-term treatment programs primarily for children and adolescents with long-standing chronic behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.

Our outpatient community-based services provide therapeutic treatment to children and adolescents who have a clinically defined emotional, psychiatric or chemical dependency disorder while enabling patients to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Our principal executive offices are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, and our telephone number is (615) 861-6000.

RISK FACTORS

Investing in our common stock involves risks. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2011 and any changes to those risk factors described in our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus, and the other risk factors and other information that may be contained in, or incorporated by reference from, other filings we make with the SEC. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or in any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks could seriously harm our business, financial condition or results of operations. Please also refer to the section below entitled “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this prospectus may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “might, “will,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continues,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	the impact of payments received from the government and third-party payors on our revenues and results of operations;

•	our significant indebtedness, our ability to meet our debt obligations, and ability to incur substantially more debt;

•	our future cash flow and earnings;

•	our restrictive covenants, which may restrict our business and financing activities;

•	our ability to make payments on our financing arrangements;

•	the impact of the economic and employment conditions in the United States on our business and future results of operations;

•	compliance with laws and government regulations;

•	the impact of claims brought against our facilities;

•	the impact of governmental investigations, regulatory actions and whistleblower lawsuits;

•	the impact of recent health care reform;

•	the impact of our highly competitive industry on patient volumes;

•	the impact of the trend by insurance companies and managed care organizations entering into sole source contracts;

•	the impact of recruitment and retention of quality psychiatrists and other physicians on our performance;

•	the impact of competition for staffing on our labor costs and profitability;

•	our dependence on key management personnel, key executives and our local facility management personnel;

•	our acquisition strategy, which exposes us to a variety of operational and financial risk;

•	the impact of state efforts to regulate the construction or expansion of health care facilities on our ability to operate and expand our operations;

•	our potential inability to extend leases at expiration;

•	the impact of controls designed to reduce inpatient services on our revenues;

•	the impact of different interpretations of accounting principles on our results of operations or financial condition;

•	the impact of environmental, health and safety laws and regulations, especially in states where we have concentrated operations;

•	the impact of an increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients on our results of operations;

•	failure to achieve and maintain effective internal control over financial reporting;

•	the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our common stock;

•	the cessation of our status as a “controlled company”;

•	the impact of our sponsor’s rights over certain company matters; and

•	the other risks described under the heading “Risk Factors” in this prospectus and in similarly titled sections in other reports that we file with the SEC.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this prospectus. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

USE OF PROCEEDS

Unless we indicate otherwise in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of our common stock offered by this prospectus for general corporate purposes, which may include, but not be limited to, working capital, capital expenditures, acquisitions, refinancing of indebtedness and repurchases or redemptions of securities.

We will not receive any proceeds from sales of common stock by the Selling Stockholders.

DESCRIPTION OF COMMON STOCK

Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 90,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. As of October 15, 2012, there were 41,799,618 shares of our common stock and no shares of our preferred stock issued and outstanding.

This section summarizes the general terms of our common stock. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and the market price, and any other relevant information. The summaries in this section and the prospectus supplement do not describe every aspect of our common stock. When evaluating our common stock, you should also refer to all of the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law, or DGCL. Our amended and restated certificate of incorporation and our amended and restated bylaws are incorporated by reference in the registration statement of which this prospectus forms a part.

Terms of Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law.

Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election of directors, or as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting at which a quorum is present and entitled to vote on the subject matter. The holders of a majority of the outstanding voting power of all shares of capital stock entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of our stockholders. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of our common stock are entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of its preferred stock, if any, before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “ACHC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Registration Rights

Effective April 1, 2011, Acadia Healthcare Holdings, LLC, or Acadia Holdings, entered into an amended and restated registration rights agreement with the holders of substantially all of its equity securities pursuant to which such holders have the right to demand the registration of all or a portion of their securities and have certain “piggyback” registration rights, subject to certain limitations. In connection with the consummation of the Company’s acquisition of PHC, Inc. on November 1, 2011, Waud Capital Partners and the other members of Acadia Holdings caused the dissolution of Acadia Holdings and the distribution of the common stock held by Acadia Holdings to its members. In connection with such dissolution and distribution, the Company assumed Acadia Holdings’ rights and obligations under the amended and restated registration rights agreement.

Stockholders Agreement

We are party to a stockholders agreement with Waud Capital Partners which provides it with certain rights over Company matters. In accordance with the terms of the stockholders agreement among Waud Capital

Partners, Acadia and certain members of our management, for so long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, it is able to elect a majority of our board of directors and has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities.

Antitakeover Effects of Delaware Law and Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of the Company. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire the Company. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, under the DGCL, directors serving on a classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of the majority of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Stockholder Meetings

In accordance with our amended and restated certificate of incorporation special meetings of the stockholders may be called only upon a resolution approved by a majority of our board of directors then in office.

Requirements for Nominations and Proposals at Stockholder Meetings

Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as brought by or at the direction of our board of directors. In accordance with our amended and restated bylaws nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors will be elected at such special meeting, by any stockholder of the Company who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at such meeting, (ii) is entitled to vote at the meeting and upon such election, and (iii) complies with the notice procedures set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the related certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that from and after such time as the WCP Investors (as defined in the Stockholders Agreement) no longer beneficially own at least a majority of our outstanding common stock, in accordance with our amended and restated certificate of incorporation any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Business Combinations with Interested Stockholders

In accordance with our amended and restated certificate of incorporation we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that both Waud Capital Partners, any investment fund managed by Waud Capital Partners and any of their respective Affiliates and Associates (each as defined in our amended and restated certificate of incorporation) with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing shares of our stock and any persons to whom Waud Capital Partners sells at least five percent (5%) of our outstanding voting stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL.

Requirements for Amendments to Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The DGCL provides that in order to amend the certificate of incorporation, the board of directors must adopt a resolution that then must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon, unless a greater vote is specified in the certificate of incorporation, and subject to any additional vote required by any series of preferred stock. In accordance with our amended and restated certificate of incorporation, the articles relating to the following topics may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least a majority of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, other than shares of any “Interested Stockholder” (as defined in our amended and restated certificate of incorporation): Board of Directors (Article Six); Limitation of Director Liability (Article Seven); Limitations on Written Consent/Special Meetings (Article Eight); Business Combinations (Article Ten); Poison Pill (Article Eleven); Amendments (Article Twelve); Forum Selection (Article Thirteen); and Severability (Article Fourteen). Our amended and restated certificate of incorporation also provides that Article Nine, which deals with corporate opportunity, may only be amended, altered or repealed by a vote of 80% of the voting power of all of the Company’s shares of common stock then outstanding, voting together as a single class. See “—Corporate Opportunity.”

Our amended and restated certificate of incorporation provides that our amended and restated bylaws may be adopted, amended, altered or repealed by the affirmative vote of a majority of our board of directors. In addition, our bylaws may be adopted, amended, altered or repealed by the affirmative vote of the stockholders having at least a majority of the voting power of all of the then outstanding shares of our capital stock, voting together as a single class.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” does not apply against Waud Capital Partners, its affiliates, any investment fund managed by Waud Capital Partners or any of their respective portfolio companies or their respective partners, members, directors, employees, stockholders, agents or successors, in a manner that would prohibit them from investing in competing businesses or doing business with Acadia’s clients or customers. If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Limitation on Liability and Indemnification of Officers and Directors

In accordance with our amended and restated bylaws, we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SELLING STOCKHOLDERS

In addition to the common stock we may offer with this prospectus, this prospectus also relates to the possible sale by certain affiliates of Acadia, whom we refer to as “Selling Stockholders” in this prospectus, of up to an aggregate of 18,500,000 shares of our common stock. The Selling Stockholders may resell all, a portion or none of their shares at any time and from time to time. The shares were acquired from Acadia by the Selling Stockholders in a series of private transactions prior to the date of this prospectus. We may pay all expenses incurred with respect to the registration of the shares of common stock owned by the Selling Stockholders, other than underwriting fees, discounts or commissions, which will be borne by the Selling Stockholders. We will provide you with a prospectus supplement naming the Selling Stockholders, the amount of shares to be registered and sold and any other terms of the shares of common stock being sold by the Selling Stockholders.

PLAN OF DISTRIBUTION

We may sell our common stock, and the Selling Stockholders may sell common stock, in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by itself or themselves directly;

•	through agents;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

The prospectus supplements related to an offering of common stock will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the common stock and the proceeds to Acadia and to the Selling Stockholders from the sale; and

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation.

If a dealer is used in the sale of common stock, we or the Selling Stockholders, if any, may sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

The underwriters, dealers and agents participating in any distribution of the common stock may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Additionally, because the Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders may be subject to the prospectus delivery requirements of the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us and the Selling Stockholders to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us and the Selling Stockholders for certain expenses.

The Selling Stockholders may also resell all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conforms to the requirements of that rule, Section 4(1) of the Securities Act or other applicable exemptions, regardless of whether the common stock is covered by the registration statement of which this prospectus forms a part. Additionally, the Selling Stockholders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our common stock or the Selling Stockholders’ common stock or in connection with the offering of other securities not covered by this prospectus.

To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the common stock originally sold by the dealers is purchased in covering transactions to cover syndicate short positions. These transactions, if commenced, may be discontinued by the underwriters at any time.

One or more of the underwriters, dealers or agents, and/or one or more of their respective affiliates, may be a lender under our credit agreement, as amended, and may provide other commercial banking, investment banking and financial advisory services to us and/or our subsidiaries and affiliates from time to time in the ordinary course of business for which they have received customary fees and expenses.

During such time as we may be engaged in a distribution of the common stock covered by this prospectus we are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes us, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

LEGAL MATTERS

Certain legal matters with respect to the validity of the common stock being offered by this prospectus will be passed upon for us by Waller Lansden Dortch & Davis, LLP. Any underwriters, dealers or agents will be advised about other issues relating to any transaction by their own legal counsel.

EXPERTS

The consolidated financial statements of Acadia Healthcare Company, Inc. appearing in Acadia Healthcare Company Inc.’s Current Report (Form 8-K) as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus as to the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits filed with the registration statement, and the documents that we reference under the caption “Incorporation of Certain Documents by Reference.”

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the operation of the Public Reference Room. Our SEC filings, including the complete registration statement of which this prospectus is a part, are also available to the public at the SEC’s website at http://www.sec.gov.

We make available free of charge through our website, which you can find at http://www.acadiahealthcare.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or contained in another document filed with the SEC in the future which itself is incorporated into this prospectus.

We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1)          our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

(2)          our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

(3)          our Current Reports on Form 8-K and 8-K/A filed with the SEC on January 5, 2012, January 25, 2012, March 7, 2012, March 23, 2012, March 29, 2012, April 27, 2012, May 21, 2012, May 25, 2012, July 18, 2012, August 3, 2012, September 4, 2012 and October 17, 2012 (other than portions of those documents designated as “furnished”);

(4)          the portions of our Definitive Proxy Statement on Schedule 14A filed on April 27, 2012 to the extent specifically incorporated by reference in Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

(5)          a description of our capital stock as set forth in our Registration Statement on Form S-4 (File No. 333-175523), filed on July 13, 2011; and

(6)          any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offerings under this prospectus; provided that this prospectus will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K.

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus. Requests for documents should be submitted in writing to Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000. Our website is at http://www.acadiahealthcare.com. Information available on our website does not constitute part of this prospectus.

10,576,623 Shares

Acadia Healthcare Company, Inc.

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

Citigroup

Jefferies

RBC Capital Markets

Raymond James

Avondale Partners

December 6, 2012